Form 10-K, Exhibit 13
period 1998-12-31
PROMUS HOTEL CORP/DE/
filed 1999-04-01
CIK 1049533

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE COMPANY

     On December 19, 1997, Doubletree Corporation (Doubletree) and Promus Hotel Corporation (PHC) merged in accordance with the Agreement and Plan of Merger (the Merger Agreement or the Merger) by and among Doubletree, PHC and Parent Holding Corp., a corporation formed and jointly owned by Doubletree and PHC to facilitate the Merger. Concurrent with the Merger, PHC was renamed Promus Operating Company, Inc. (POC), and Parent Holding Corp. was renamed Promus Hotel Corporation. Promus Hotel Corporation and subsidiaries are collectively referred to herein as Promus or the Company.

     As a result of the Merger Agreement, (i) Doubletree and PHC became wholly-owned subsidiaries of Promus; (ii) each outstanding share of common stock of Doubletree was converted into one share of common stock of Promus; and (iii) each outstanding share of PHC common stock was converted into 0.925 of a share of common stock of Promus. The Merger qualified as a tax free exchange and was accounted for as a pooling-of-interests; accordingly, the accompanying consolidated financial statements and financial information contained herein have been restated to combine the historical results of both Doubletree and PHC for 1997 and 1996.

     As of December 31, 1998, the Promus hotel system contained 1,337 hotels, representing approximately 192,000 hotel rooms, in all 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and six foreign countries. Promus brands include Doubletree Hotels, Doubletree Guest Suites, Club Hotels by Doubletree, Embassy Suites, Hampton Inn, Hampton Inn & Suites, and Homewood Suites. The Promus system also includes certain properties that are not Promus-branded.

     Of these 1,337 hotels, 998 are owned and operated by franchisees, and 339 are operated by the Company. Depending on the hotel brand, Promus charges franchisees royalty fees of up to four percent of suite or room revenues in exchange for the use of one of its brand names and franchise-related services. Company operated properties include 62 wholly-owned hotels, 77 leased hotels, 23 hotels partially-owned through joint ventures and 177 hotels managed for third parties. As a manager of hotels, Promus is typically responsible for supervising or operating the hotel in exchange for fees based on a percentage of the hotel's gross revenues, operating profits, cash flow, or a combination thereof. The Company's results of operations for owned and leased hotels reflect the revenues and expenses of these hotel operations.

     Promus also licenses eight vacation interval ownership properties under the Embassy Vacation Resort and Hampton Vacation Resort brand names, for which the Company earns franchise fees on net interval sales and on revenues related to the rental of interval units.

     Promus' primary focus is to grow its franchise and management businesses, while limiting its ownership of real estate. The Company owns a mix of Promus-brand hotels that can enhance its role as manager and franchisor for its brands, but periodically sells hotels as opportunities arise.

FORWARD-LOOKING STATEMENTS

     Certain matters discussed in this report may constitute forward-looking statements within the meaning of the federal securities laws.

     Forward-looking statements are those that express management's view of future performance and trends, and usually are preceded with "expects", "anticipates", "believes", "hopes", "estimates", "plans" or similar phrasing, and include statements regarding Year 2000 readiness and potential exposure, the Company's ability to increase rates, margin improvements and projected expenditures, capital spending and availability of capital resources. Such statements are based on management's beliefs, assumptions and expectations, which in turn are based on information currently available to management. The Company's actual performance and results could materially differ from those expressed in or contemplated by the forward-looking statements due to a number of factors, many of which are beyond Promus' ability to predict or control. Such factors include, but are not limited to, operations of existing hotel properties, including the effects of competition and customer demand; changes in the size of Promus' hotel system, including anticipated scope and opening dates of new developments, planned future capital spending, terminations of franchise or management agreements or dispositions of properties; relationships with third parties, including franchisees, lessors, hotel owners, lenders and others; litigation or other judicial actions; changes in the national economy or regional economies, which among other things, affects business and leisure travel and expenditures and capital availability for hotel development; and adverse changes in interest rates for both Promus and its franchisees and business partners which, among other things, affects new hotel development; real estate values; and credit availability. Promus disclaims any obligation to update forward-looking information.

RESULTS OF OPERATIONS
growth in the number of system hotels; occupancy and room rates achieved by hotels; the relative mix of owned, leased, managed and franchised hotels; and Promus' ability to manage costs. The number of rooms at franchised and managed properties and revenue per available room (RevPAR) significantly affect Promus' results because franchise royalty and management fees are generally based upon a percentage of room revenues. Increases in franchise royalty and management fee revenues have a favorable impact on Promus' operating margin due to minimal incremental costs associated with this type of revenue.

     Summarized operating results for the three years ended December 31, 1998 are as follows (in millions, except percentages and per share data):

                                                                                 Percentage
                                    Years ended December 31,                  Increase (Decrease)
                          ------------------------------------------   ----------------------------------
                              1996            1997           1998          97 vs 96        98 vs 97
---------------------------------------------------------------------------------------------------------
Revenues                   $ 560.2        $ 1,038.0      $ 1,107.3           85.3%            6.7%
Operating income             165.4            183.9          303.4           11.2            65.0
Net income                    90.7             95.4          154.1            5.2            61.5
Basic earnings per share      1.25             1.10           1.79          (12.0)           62.7
Diluted earnings per share    1.23             1.09           1.78          (11.4)           63.3
---------------------------------------------------------------------------------------------------------


     Comparisons of the actual financial results presented above are difficult as a result of recent acquisition activity and unusual items, including business combination expenses experienced in 1998, 1997 and 1996. The Company's November 8, 1996 acquisition of Red Lion Hotels, Inc. (Red Lion) was accounted for under the purchase method of accounting and, accordingly, Red Lion's operating results prior to the acquisition are not included in the Company's reported results. The following table sets forth the actual results of operations for the years ended December 31, 1997 and 1998, as compared to the pro forma results of operations for the year ended December 31, 1996, assuming that the November 8, 1996 acquisition of Red Lion and related transactions had occurred as of January 1, 1996. The Company believes that this information provides a more meaningful basis for comparison than the historical results of the Company and includes all necessary adjustments for a fair presentation of such pro forma information. The pro forma results of operations are not necessarily indicative of the results of operations as they might have been had the Red Lion transaction been consummated at the beginning of 1996.

                                        Years ended December 31,
                            ---------------------------------------------
(in thousands, except per    Pro Forma
share data)                 1996(a)(b)        1997(b)         1998(c)
-------------------------------------------------------------------------
Revenues:
  Franchise and management
    fees                    $ 151,488      $  185,546      $  218,113
  Owned hotel revenues        362,905         368,012         401,016
  Leased hotel revenues       326,594         410,526         415,339
  Purchasing and service
    fees                       14,947          19,304          27,348
  Other fees and income        34,618          54,623          45,473
-------------------------------------------------------------------------
    Total revenues            890,552       1,038,011       1,107,289
Operating Costs and
  Expenses:
  General and
    administrative
    expenses                   72,274          79,249          80,429
  Owned hotel expenses        227,633         224,052         248,990
  Leased hotel expenses       287,584         362,681         367,176
  Depreciation and
    amortization               72,616          73,127          79,254
  Business combination
    expenses                       --         115,000          28,065
-------------------------------------------------------------------------
    Total operating costs
      and expenses            660,107         854,109         803,914
-------------------------------------------------------------------------
Operating income              230,445         183,902         303,375
  Interest and dividend
    income                     22,727          22,982          21,281
  Interest expense            (75,178)        (72,027)        (61,917)
  Gain on sale of real
    estate and securities       4,439          43,330          10,390
-------------------------------------------------------------------------
Income before income taxes
  and minority interest       182,433         178,187         273,129
  Minority interest share
    of net income              (1,892)         (3,087)         (3,460)
-------------------------------------------------------------------------
Income before income taxes    180,541         175,100         269,669
  Income tax expense          (74,557)        (79,664)       (115,581)
-------------------------------------------------------------------------
Net income                  $ 105,984      $   95,436      $  154,088
-------------------------------------------------------------------------
Basic earnings per share    $    1.22      $     1.10      $     1.79
-------------------------------------------------------------------------
Diluted earnings per share  $    1.21      $     1.09      $     1.78
-------------------------------------------------------------------------
Basic weighted average
  shares outstanding           86,649          86,573          86,178
-------------------------------------------------------------------------
Diluted weighted average
  shares outstanding           87,647          87,904          86,764
-------------------------------------------------------------------------

(a) 1996 results are presented on a pro forma basis to give effect to the November 8, 1996 acquisition of Red Lion and related transactions, as if they had occurred on January 1, 1996.

(b) 1997 results of operations include certain unusual items, including a provision for business combination expenses of $115.0 million, a $10.9 million break-up fee received in connection with the terminated Renaissance Hotel Group transaction, $43.3 million of gains on the sale of real estate and securities, and other net gains of $0.9 million. In 1996, unusual items include gains of $4.4 million on the sale of real estate and securities. Excluding the effects of these transactions, net income would have been $103.4 million and $143.8 million and diluted earnings per share would have been $1.18 and $1.64, for 1996 and 1997, respectively.

(c) 1998 results of operations include certain unusual items, including a $28.1 million charge for severance and employment related expenses associated with the Promus/Doubletree merger, a $10.1 million charge for accrued severance and employment related expenses associated with the resignations of the Company's CEO and President, gains of $10.4 million on the sale of real estate and securities, and a gain of $1.3 million on the sale of excess joint venture land. Excluding the effects of these transactions, net income would have been $180.3 million and diluted earnings per share would have been $2.08.

     Though its revenues come from various sources, nearly all components of Promus' revenues are favorably impacted by system-wide increases in RevPAR. On a comparable hotel basis, RevPAR increases were as follows:

REVENUE PER AVAILABLE ROOM
COMPARABLE HOTELS(a)


                                            Years ended December 31,                           Increase
                                ----------------------------------------------      -------------------------------
                                   1996              1997             1998             97 vs 96         98 vs 97
-------------------------------------------------------------------------------------------------------------------
Doubletree Hotels               $ 70.28            $ 77.93          $ 82.35               10.9%            5.7%
Red Lion Hotels converted to
  Doubletree Hotels (b)             N/A              62.73            63.88                N/A             1.8
Embassy Suites                    78.95              85.56            88.76                8.4             3.7
Hampton Inn                       44.58              46.50            47.86                4.3             2.9
Hampton Inn & Suites              47.28              51.92            56.41                9.8             8.6
Homewood Suites                   67.93              72.19            74.29                6.3             2.9
Other hotels (c)                  59.23              62.00            63.96                4.7             3.2
-------------------------------------------------------------------------------------------------------------------

(a) Revenue statistics are for comparable hotels, and include information only for those hotels in the system as of December 31, 1998 and managed or franchised by PHC or managed by Doubletree since January 1, 1996. Doubletree franchised hotels are not included in the statistical information.

(b) Revenue statistics for the Red Lion Hotels converted to the Doubletree brand are included only from the initial date of conversion (Phase I - 4 hotels on April 4, 1997; Phase II - 36 hotels on July 1, 1997) through December 31, 1998.

(c) Includes results for 15 Red Lion hotels as well as the results for hotels managed/leased under other franchisors' brands or as independent hotels.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

     1998 revenues increased 6.67%, or $69.3 million, over 1997 revenues, to $1,107.3 million.

     Revenues from franchise and management fees increased $32.6 million, or 17.6%, due to growth in the number of franchised and managed properties as well as improved performance at existing franchised and managed properties. The number of franchised properties increased by 132 properties, or 15.2%, to 998 hotels at December 31, 1998. The Company added five new management contracts, net of terminations, during 1998. New management and franchise contracts represented 59.7% of the increase in franchise and management fees for the year. Incentive management fees increased 23.1% in 1998 to $28.5 million.

     Owned hotel revenues for the year increased 8.9%, or $33.0 million from the prior year. Owned hotel expenses increased by 11.1%, or $24.9 million from 1997. Leased hotel revenues increased $4.8 million, or 1.2% compared to 1997. Leased hotel expenses increased $4.5 million, or 1.2% over 1997's total. Owned hotel margins decreased from 39.1% for 1997 to 37.9% for 1998. Leased hotel margins decreased slightly from 11.7% in 1997 to 11.6% for 1998. During the first half of 1997, the Company implemented a cost reduction program at its owned and leased Red Lion conversion hotels, the impact of which was fully realized during the last six months of 1997. Since then inflationary cost increases coupled with moderating revenue growth have contributed to the decline in operating margins. Additionally, the owned and leased hotels have been affected by the opening of new hotels during 1998, which typically generate lower margins prior to reaching maturity.

     Purchasing and service fees increased 41.7%, or $8.0 million, over 1997 levels. The increase is due to continued growth in existing preferred vendor programs, the impact of new initiatives, and the introduction of the programs to all managed and franchised hotels in the system.

     Other fees and income decreased $9.2 million, or 16.8%. During 1998, the Company realized one unusual item, a $1.3 million gain on the sale of excess joint venture land compared to several unusual items of $17.3 million in 1997. The unusual items in 1997 included the receipt of a break-up fee of $10.9 million (net of expenses) resulting from the terminated Renaissance transaction, a gain of $3.0 million from the sale of the Company's management rights for a planned hotel in Atlantic City and $3.4 million in gains from the sale of joint venture hotels. Excluding the effect of the unusual items, other fees and income increased $6.9 million primarily due to an increase in earnings from unconsolidated joint ventures.

     General and administrative expenses, excluding a $10.1 million charge for accrued severance and employment related expenses associated with the resignations of the Company's CEO and President in 1998 and a $5.5 million charge related to the establishment of certain long-term executive compensation plans in 1997, decreased $3.5 million.

     Depreciation and amortization increased in 1998 as compared to 1997, due to the acquisition of Harrison Conference Associates (Harrison) on January 2, 1998 and the increase in owned hotels since 1997.

     In the fourth quarter of 1998, the Company recorded a $28.1 million charge for severance and employment-related expenses associated with the Merger. The Company recorded a $115.0 million provision for Merger-related business combination expenses in the fourth quarter of 1997. These expenses included $40.3 million of transaction costs and $74.7 million of severance and exit costs related to the consolidation of administrative functions and asset write-offs.

     Interest and dividend income decreased $1.7 million in 1998. The decrease was split almost evenly between income earned on loans to hotel owners due to a decrease in the outstanding balance and lower dividend income due to sales during 1997 and 1998 of portions of the Company's common stock investments. Interest expense decreased 14.0%, or $10.1 million in 1998 as compared to 1997, primarily due to overall lower borrowing costs and a decrease in the amount of average borrowings. The Company's current interest rate is more favorable than Doubletree's and PHC's separate borrowing rates prior to the Merger.

     The 1998 operating results include $10.4 million in pre-tax gains on the sale of real estate and common stock investments. In 1998, the Company realized $10.2 million in gains on the sale of common stock. Included in the 1997 operating results were $43.3 million in pre-tax gains on the sale of real estate and common stock investments. During 1997, Promus sold five hotels and recognized a net $30.3 million gain. Promus continues to manage four of the five hotels under long-term management contracts. In 1996, in connection with strategic alliances with three publicly traded real estate investment trusts (REITs), Promus had purchased common stock and limited partnership interests in these REITs. During 1997, Promus sold portions of its common stock holdings in two of these REITs for $57.4 million, recognizing a gain of $13.0 million. Operating results for 1998 reflect an overall tax rate of 42.9%, compared with an overall rate of 45.5% for the 1997 period. The decrease in the overall rate is primarily due to the lower level of nondeductible business combination expenses in 1998 which decreased the impact on the effective tax rate on these items from 6.6% in 1997 to 3.1% in 1998.

     Net income and earnings per diluted share for the year ended December 31, 1998 were $154.1 million and $1.78, respectively, compared to $95.4 million and $1.09 for 1997. Excluding the effect of the unusual items described above, net income and earnings per diluted share for 1998 were $180.3 million and $2.08, respectively, compared to $143.8 million and $1.64, respectively, in 1997.

YEAR ENDED DECEMBER 31, 1997 (ACTUAL) COMPARED WITH YEAR ENDED DECEMBER 31, 1996 (PRO FORMA)

     1997 revenues increased 16.6%, or $147.5 million, over 1996 pro forma revenues, to $1,038.0 million.

     Revenues from franchise and management fees increased $34.1 million, or 22.5%, due to growth in the number of franchised and managed properties as well as improved performance at existing franchised and managed properties. The number of franchised properties increased by 164 properties, or 23.4%, to 866 hotels at December 31, 1997. The Company added 19 new management contracts, net of terminations, during 1997. New contracts represented 59.0% of the increase in franchise and management fees for the year. Incentive management fees increased 32.0% in 1997 to approximately $23.0 million.

     Owned hotel revenues for the year increased 1.4% from the prior year. Revenues from newly opened or acquired hotels, and higher revenues from comparable hotels, were offset by the effects of hotel sales during the year. Despite the inclusion of $2.0 million in preopening expenses for new hotels, owned hotel expenses actually decreased by 1.6% in 1997 as compared to 1996, as a result of both hotel sales during the year and cost containment measures at same store hotels. These measures helped to increase operating margins from 37.3% in 1996 to 39.1% in 1997.

     Leased hotel revenues for 1997 increased $83.9 million, or 25.7% from the prior year, due to the net addition of four leased properties during 1997, property performance improvements, and the impact of a full year of operations for 1996 additions. Leased hotel expenses increased 26.1% from the prior year, also primarily due to the increase in the numbers of leased properties. The operating margin on leased hotels decreased slightly from 11.9% in 1996 to 11.7% in 1997.

     Purchasing and service fees increased 29.1%, or $4.4 million, over 1996 levels, due to an increase in the number of preferred vendor programs, whereby the Company earns an administrative fee as opposed to purchasing and reselling goods, combined with improvements related to the integration of the Doubletree and Red Lion purchasing programs.

     Other fees and income increased $20.0 million, or 57.8%. During 1997, the Company realized unusual items totaling $17.3 million compared to $1.5 million in 1996. 1997 unusual items include the receipt of a break-up fee of $10.9 million (net of expenses) resulting from the terminated Renaissance transaction, a gain of $3.0 million from the sale of the Company's management rights for a planned hotel in Atlantic City and $3.4 million in gains from the sale of joint venture hotels. 1996 included $1.5 million in gains from joint venture asset sales. The remainder of the increase is primarily due to increases in earnings from unconsolidated joint ventures.

     General and administrative expenses increased 9.7%, or $7.0 million, in 1997. This increase is the result of overall corporate growth to support the Company's expanding hotel system, combined with the inclusion in first quarter 1997 of a $5.5 million charge related to the establishment of certain long-term executive compensation programs. Depreciation and amortization was virtually flat in 1997 as compared to 1996, as depreciation expense on new hotels was offset by the impact of hotel sales.

     The Company recorded a $115.0 million provision for Merger-related business combination expenses in the fourth quarter of 1997. These expenses include $40.3 million of transaction costs and $74.7 million of severance costs, exit costs related to the consolidation of administrative functions and asset write-offs.

     Interest and dividend income increased slightly in 1997, with higher interest income earned on loans to hotel owners partially offset by lower dividend income due to sales during the year of portions of the Company's common stock investments. Interest expense decreased 4.2% in 1997 as compared to 1996, as the Company maintained a lower average outstanding debt balance during 1997 due to increased operating cash flow.

     1997 operating results include $43.3 million in pre-tax gains on the sale of real estate and common stock investments. During 1997, Promus sold five hotels and recognized a net $30.3 million gain. Promus continues to manage four of the five hotels under long-term management contracts. In 1996, in connection with strategic alliances with three publicly traded REITs, Promus purchased common stock and limited partnership interests in these REITs. During 1997, Promus sold portions of its common stock holdings in two of these REITs for $57.4 million, recognizing a gain of $13.0 million.

     1997 operating results reflect an overall tax rate of 45.5%, compared with an overall rate of 41.3% for the 1996 period. The increase in the overall rate is primarily due to the nondeductibility of certain business combination costs, which increased the effective tax rate by 6.6%.

     The increase of $1.2 million in the minority interest share of net income reflects the profits allocable to third party owners of consolidated joint venture hotels.

     Net income and earnings per diluted share for the year ended December 31, 1997 were $95.4 million and $1.09, respectively, compared to $106.0 million and $1.21 for 1996. Excluding the effect of the unusual items described above, net income and earnings per diluted share for 1997 would have been $143.8 million and $1.64, respectively, compared to $103.4 million and $1.18, respectively, in 1996.

YEAR ENDED DECEMBER 31, 1997 (ACTUAL) COMPARED WITH YEAR ENDED DECEMBER 31, 1996 (ACTUAL)

     1997 revenues increased $477.8 million or 85.3% due in large measure to the full year effect of the November 8, 1996 acquisition of Red Lion. Red Lion's 1996 results were only included for the period subsequent to the acquisition. Also contributing to the revenue growth were increases in the number of hotels in the system, improved hotel performance and growth in the Company's preferred vendor programs. Other fees and income increased $23.1 million primarily due to the $10.9 million (net of expenses) Renaissance break-up fee, the $3.0 million gain on the sale of the Company's management rights for a hotel under development and $3.4 million in gains from the sale of joint venture investments.

     Operating costs increased $459.3 million or 116.3% primarily due to the full year impact of the Red Lion acquisition, expenses related to the merger of Doubletree and PHC, and costs resulting from growth in the Company's hotel system.

     Interest and dividend income increased $5.8 million or 33.8% due to increases in interest earned on loans to hotel owners and dividends on REIT stock.

     Interest expense increased $35.4 million or 96.5% primarily due to higher borrowings resulting from the Red Lion acquisition.

     Gains on the sale of real estate and securities increased $38.9 million. The Company realized $30.3 million of gains from the sale of five hotels and $13.0 million from the sale of a portion of its investments in the common stock of two REITs.

     The increase in minority interest share of net income reflects the increase in the number of consolidated joint ventures resulting from the Red Lion acquisition.

     Net income and diluted earnings per share, excluding the effect of unusual items, were $143.8 million and $1.64, respectively. Net income for 1997 was $95.4 million or $1.09 per diluted share. Net income for 1996 was $90.7 million or $1.23 per diluted share.

OVERALL

     Excluding unusual items, Promus' operating income has increased each year over prior year levels. Though these increases are in part due to the revenue growth discussed above, growth has also come from the changing mix of Promus' business. Due to the size and strength of Promus' infrastructure and systems, openings of additional franchised or managed properties require fewer incremental costs, and the growth which has occurred in the Promus system over the past several years has served to improve overall operating margins. Promus' overall operating margin increased from 25.9% in pro forma 1996 to 28.1% in 1997 (excluding unusual items); the 1998 operating margin (excluding unusual items) increased to 30.8%. Due to the continuing growth of Promus' franchise and management businesses, growth in fee revenues has outpaced growth in operating expenses, resulting in higher operating margins. This trend of margin improvement has continued over the past several years, as Promus' franchising and management businesses have grown, although the Company faces continuing competitive and wage pressures, which can adversely affect margins.

HOTEL DEVELOPMENT

Overview

     Promus continues to be an industry leader in hotel development. During 1998, the Company added 13,241 net rooms to its hotel system, increasing its system room size by 7% during the year. This compares to the addition of 19,137 net rooms during 1997. Net room additions, by brand, are as follows:

                                     Net Rooms Added
                         -----------------------------------
                                1997                1998
------------------------------------------------------------
Doubletree Hotels             16,116               1,999
Hampton Inn                   10,049               8,494
Hampton Inn & Suites           1,608               2,137
Embassy Suites                 1,444                 482
Homewood Suites                1,364               2,604
Other                        (11,444)             (2,475)
------------------------------------------------------------
                              19,137              13,241
------------------------------------------------------------

     Hampton Inn continued to lead the Company's unit growth, with a net of 100 properties adding 8,494 rooms or 64% of the total system growth in 1998. 1997's dramatic increase in Doubletree rooms and corresponding decrease in Other hotel rooms, is due to the conversion during 1997 of 40 Red Lion hotels, containing almost 12,000 rooms, to the Doubletree brand. Promus expects to continue growing the Hampton Inn brand as demand from franchisees and guests appears strong. However, the Company has seen a modest decline in approved Hampton Inn franchise applications, in part because of the supply growth over the past several years in Hampton Inn's mid-price market segment.

     Promus' hotel development pipeline as of December 31, 1998 contained 346 properties that were either in the design or construction phase, as follows:

                                 Under
                              Construction/            In
                               Conversion            Design        Total
--------------------------------------------------------------------------
Hampton Inn                        103                95            198
Hampton Inn & Suites                24                27             51
Homewood Suites                     14                17             31
Embassy Suites                      13                25             38
Club Hotels by Doubletree            3                 7             10
Doubletree Hotels and
  Guest Suites                       5                10             15
Other                                1                 2              3
---------------------------------------------------------------------------
                                   163               183            346
---------------------------------------------------------------------------

     When completed, the 163 properties under construction or conversion will add over 20,000 rooms to the Promus hotel system. The remaining 183 hotels in the design phase, if completed, would add almost 23,000 additional rooms. Eighteen of the properties within the pipeline are being developed by the Company; the remainder are being developed by franchisees.

     Although most development is expected to come through franchising, growth plans could include ground-up construction of new hotels, either for sale to strategic partners or for operation as company owned properties. In addition, Promus is assessing the market position of individual properties/markets, and could reposition itself by rebranding existing properties or acquiring or selling selected properties. The success of Promus' development activities is affected by, among other things, national and regional economic conditions, capital markets, credit availability, relationships with franchisees and owners as well as competition from other hotel franchisors and managers.

Strategic Alliances and Joint Ventures


     Promus has entered into a strategic alliance with FelCor Suite Hotels, Inc. and FelCor Suites Limited Partnership (collectively, FelCor), under which FelCor has committed to invest up to $100.0 million in Embassy Suites developments, most of which is expected to be applied to five Embassy Suites which are currently in design or under construction. Upon completion of construction, Promus will sell a 90% interest in each property to FelCor at cost. Completed hotels will operate under Promus management contracts and franchise agreements with 15 and 20-year terms, respectively. Promus began funding the projects in 1998, and the first hotel under this alliance is expected to open in 1999.

     In 1995, Promus invested $75.0 million in FelCor limited partnership interests and common stock and guaranteed repayment of up to $25.0 million of a third party loan advanced to FelCor. The limited partnership interests are convertible to common stock, which may be sold on the open market. During 1997, Promus sold approximately $38.9 million of its FelCor investment for $50.1 million, resulting in pre-tax gains of $11.2 million. Based on the market value of its remaining FelCor common stock as of December 31, 1998, Promus has recorded an unrealized loss on marketable equity securities of $3.7 million (pre-tax). This amount will fluctuate based on the market value of FelCor stock, but no earnings impact will be realized until the stock is actually sold.

     As of December 31, 1998, FelCor owned or had an interest in 76 Promus brand hotels, which represents 6% and 9% of all Promus hotels and hotel rooms, respectively. Promus owns a 50% interest in 12 of the 76 hotels. These 76 hotels contributed approximately 16% of the Company's franchise and management fee revenue in 1998.

     At December 31, 1998, the Company owned approximately 29% of the outstanding common stock (13% assuming conversion of outstanding preferred stock) of Candlewood Hotel Company, Inc. (Candlewood). The Company's investment consists of 2,587,500 shares of Candlewood's common stock, the fair value of which was $13.6 million at December 31, 1998. The Company also has a note receivable from Candlewood with a balance at December 31, 1998 of $14.6 million.

Acquisitions and Investments

     On January 2, 1998, Promus completed its acquisition of Harrison Conference Associates, Inc. (Harrison) for $61.2 million in cash. Harrison is a leading conference center operator with over 1,200 rooms under management, including two owned and six managed properties.

     During 1997, Promus purchased two Homewood Suites hotels, in Salt Lake City, Utah and Plano, Texas, and an Embassy Suites hotel in Portland, Oregon, for $60.7 million. All three properties are being operated as company owned hotels.

Development Financing

     In order to assist prospective owners in obtaining financing for Promus hotel projects, Promus has initiated programs to provide alternative capital sources to owners.

     Promus Acceptance Corp. (ProMAC), a third party lending entity, provides first mortgage construction financing to Promus franchisees for select Homewood Suites, Hampton Inn & Suites, Hampton Inn and Embassy Suites hotels by issuing up to an aggregate of $152.5 million in commercial paper that is backed by a liquidity facility from participating financial institutions. ProMAC loan terms generally provide for favorably-priced floating and fixed rate loans ranging from $3.0 million to $12.0 million with six-year terms and 20-year amortization schedules. Promus has provided a guarantee up to $36.0 million and expects to increase the guarantee to $45.8 million in 1999 on loans outstanding under the program and has also provided a $1.0 million working capital guarantee to ProMAC. Promus loaned $2.0 million to ProMAC in the form of a start-up loan. This loan, which bears interest at prime, matures in April 2005. As of December 31, 1998, ProMAC had committed and funded $97.6 million (20 loans) and $50.5 million (14 loans), respectively, in hotel financing.

     Under its mezzanine financing program, Promus provides secondary financing to franchisees. A minimum of 20% equity is required by the borrower, and the investment must meet certain defined underwriting criteria. The terms of the first mortgage and the mezzanine financing must be acceptable to Promus and the first mortgage lender, with whom Promus will enter into an inter-creditor agreement. During 1998, Promus provided $7.7 million in mezzanine loans, and $4.8 million in such loans were repaid during the year. Loans outstanding at December 31, 1998, totaled $17.9 million and bore interest at rates ranging from 8.0% to 10.0%.

     The Company provides credit support for a loan facility utilized by Candlewood to provide construction and permanent financing to Candlewood and its franchisees on terms that, in most cases, are more attractive than those which could otherwise be obtained. The Company's maximum exposure on any individual loan ranges from $0.9 million to $1.9 million per hotel, with the aggregate amount of exposure for all such credit support capped at $30.0 million. As of December 31, 1998, the Company had guaranteed $12.0 million in such financing.

VACATION RESORT DEVELOPMENT

     Promus Vacation Resorts (PVR) allows the Company to expand upon its reputation and expertise in the lodging industry, by extending that knowledge to the vacation interval ownership business. Development of PVR properties consists of the construction or acquisition of resort-quality accommodations in destination locations throughout the United States. These accommodations consist of full-featured one, two and three bedroom units, which are sold in one week intervals as an alternative to renting. Each unit contains 51 saleable weekly intervals, with one week reserved for annual maintenance. By purchasing an interval, owners are entitled to a one week stay during each year. Owners have several options with an interval purchase, including splitting their week, spending their week at other timeshare resorts (by trading with other interval owners), or renting the unit to others during their interval in any year. Units containing unsold intervals are also rented on a daily basis.

     The Company has two licensed PVR products: Embassy Vacation Resorts and Hampton Vacation Resorts. Promus receives a one-time franchise licensing fee upon the sale of an interval; the Company then receives ongoing franchise royalty fees from interval owners, as well as royalty fees for hotel revenues earned from any interval rentals. For properties which Promus manages, the Company will also earn a management fee from the operation of the facility. To facilitate growth and development of PVR properties, Promus has entered into alliances with Sunterra Corporation (Sunterra) and Vistana Development Ltd. (Vistana).

     Promus has licensed four Embassy Vacation Resorts to Sunterra. These properties are the Embassy Vacation Resort in Orlando, Florida, Embassy Vacation Resort in Lake Tahoe, California and Embassy Vacation Resorts in Kauai and Maui, Hawaii. Plans for additional Embassy Vacation Resort properties to be developed or acquired by Sunterra and licensed by the Company are being discussed.

     In 1996, Promus entered into a five-year joint venture development agreement with Vistana to acquire, develop, manage and market vacation ownership resorts in North America under Promus brand names. Vistana will serve as managing partner and project developer and will market the timeshare units. Promus will serve as franchisor and manager of these joint venture properties and will own a 50% interest in certain projects developed pursuant to this agreement. In addition to the proposed joint venture developments, Vistana has licensed three other PVR properties. These properties are the Embassy Vacation Resort in Scottsdale, Arizona, Embassy Vacation Resort in Myrtle Beach, South Carolina and Hampton Vacation Resort in Kissimmee, Florida.

     Promus Vacation Resort statistics were as follows as of December 31,:

                                         1996          1997          1998
----------------------------------------------------------------------------
Total vacation resorts open                 3             6             8
Total available timeshare units           371         1,046         1,374
Total available timeshare intervals    18,921        53,346        70,074
Total timeshare intervals sold*         4,524        10,304        24,425
---------------------------------------------------------------------------

*  Includes presold intervals for resorts under construction

OTHER

     In addition to ground-up development of hotels, strategic alliances with others, and incentives provided to hotel owners as a means of obtaining franchise and management contracts, the Company pursues other means of system growth, including strategic hotel acquisitions. The hotel industry is in a period of consolidation, which is expected to continue for several more years. Promus may, from time to time, pursue such opportunities as they become available.

CAPITAL SPENDING

Investment in Franchise System

     Promus' net investment in its franchise system infrastructure at December 31, 1998 increased $6.6 million from December 31, 1997. The Company expects its investment in the franchise system to decrease in 1999, as reimbursements from hotel assessments outpace additional spending on system enhancements.

Other

     In order to maintain Promus' quality standards, ongoing refurbishment of existing company owned and leased hotel properties will continue in 1999 at an estimated annual cost of approximately $60.0 million. During 1998, the Company spent approximately $32.0 million on hotel refurbishment and conversions.

     In April 1997, PHC's Board of Directors authorized the Company to repurchase up to $150.0 million of its common stock. PHC repurchased 1,573,800 shares of its common stock at a cost of $60.0 million. As a result of the Merger of PHC into Promus, the Company terminated this share repurchase program.

     In August 1998, Promus' Board of Directors authorized the Company to repurchase up to $200 million of its common stock for cash. The authorization allows the Company to conduct the repurchase program in the open market, or in negotiated or block transactions at prevailing market prices until December 31, 1999. Through December 31, 1998, the Company had repurchased 3,620,000 shares of its common stock at a total cost of approximately $117.6 million. The average price per share, including transaction costs, was $32.48.

     Promus' capital expenditures, excluding the Harrison purchase, totaled $205.0 million for the twelve months ended December 31, 1998. The Company currently expects to spend between $230.0 million and $250.0 million during 1999 to fund hotel and resort development, refurbish existing facilities, support its hotel management and business systems, loan funds to hotel owners, invest in joint ventures and pursue other corporate related projects. If the Company identifies other significant acquisition and/or investment opportunities, 1999 capital spending could increase from these planned levels.

     Cash necessary to finance projects currently identified, as well as additional projects to be pursued by Promus, will be made available from operating cash flows, the revolving credit facility, joint venture partners, specific project financing, sales of existing hotel assets and/or investments and, if necessary, Promus debt and/or equity offerings.

LIQUIDITY AND CAPITAL RESOURCES

     Operating cash flow for 1998 decreased $6.5 million from 1997 levels. This decrease is primarily due to the payment of $56.2 million of business combination expenses and lower gains on the sales of real estate and securities in 1998. The 1998 decrease was partially offset by the increase in operating income excluding unusual items. The increase in 1997 operating cash flow of $57.6 million over 1996 was due in part to higher income levels and the full year effect of the Red Lion acquisition, combined with the noncash impact of unusual items including business combination expenses.

     Cash flows used in investing activities increased $105.2 million in 1998 from 1997 levels due to the $61.2 million purchase of Harrison, the acquisition of two newly built Homewood Suites Hotels for $17.9 million, and the decrease in the proceeds from the sale of real estate, securities and investments from $190.7 million to $15.1 million. The 1998 increase was partially offset by an increase in cash from partnership distributions and an increase in collections of loans to owners of managed and franchised hotels. Cash flows used in investing activities decreased substantially in 1997 from 1996 levels, due to the 1996 purchase of Red Lion. Capital spending in 1997 was also partially offset by proceeds from the sales of real estate, securities and investments.

     Cash flows used in financing activities during 1998 include approximately $117.6 million used by Promus to repurchase common stock which was offset by $32.2 million in proceeds from the exercise of stock options and $52.7 million in net borrowings of long-term debt. In 1997, cash flows used in financing activities consisted of approximately $60.0 million used to repurchase common stock and approximately $77.4 million to retire debt. For 1996, the Company had net cash provided by financing activities primarily due to $866.3 million in cash received from debt and equity offerings that was used to purchase Red Lion.

     On December 31, 1998, the Company had a working capital deficit of $29.3 million, compared to a $120.7 million deficit that existed at December 31, 1997. This decrease is primarily the result of payments of $56.2 million made on accrued business combination expenses and the refinancing of $45 million of a consolidated joint venture's mortgage debt which was included in the current portion of notes payable at December 31, 1997. Cash needed to fund business combination expenses has been and will continue to be made available from operations or borrowings under the Promus Facility.

     The Company's cash management program uses all excess cash to pay down amounts outstanding under the Promus Facility. Promus does not believe that the current ratio is an appropriate measure of its short-term liquidity without considering the aggregate availability of its capital resources. Promus believes that these resources, consisting of operating cash flow, available borrowings under the Promus Facility, and Promus' ability to obtain additional financing through various financial markets, are sufficient to meet its liquidity needs.

PROMUS FACILITY AND OTHER INDEBTEDNESS

     Promus has an unsecured revolving credit arrangement (the Promus Facility), which consists of two separate agreements, the significant terms of which are as follows:


                      Total Facility     Maturity Date          Interest Rate                Facility Fees
-------------------------------------------------------------------------------------------------------------------------
Five-Year Revolver     $750,000,000    December 19, 2002    Base Rate, as defined,    0.100% of the total facility
                                                              or LIBOR +25.0 basis
                                                              points
-------------------------------------------------------------------------------------------------------------------------
Extendible Revolver    $209,600,000    December 17, 1999    Base Rate, as defined,    0.100% of the total facility plus
                                                              or LIBOR +25.0 basis      usage fee
                                                              points
-------------------------------------------------------------------------------------------------------------------------


     Promus borrowed $592.0 million under the Promus Facility on December 19, 1997, which was used to repay the existing indebtedness of Doubletree and PHC. Previously capitalized financing costs were written off and costs incurred to obtain the Promus Facility were capitalized and are being amortized over the term of the Promus Facility.

     The Five-Year Revolver includes a sublimit for letters of credit of $100.0 million. At December 31, 1997 and 1998, approximately $16.0 million and $47.8 million, respectively, in letters of credit were outstanding under this agreement. The Extendible Revolver is a 364-day facility with annual renewals and may be converted into a four-year term loan with equal quarterly amortizing payments. Promus Facility availability at December 31, 1998, was $277.6 million. The remaining borrowing capacity is available for working capital, hotel development and other general corporate purposes.

     Facility fees and interest on Base Rate loans are paid quarterly. The agreements contain a tiered scale for facility fees and the applicable LIBOR spread that, subsequent to June 1998, is based on the more favorable of Promus' current credit rating or the leverage ratio, as defined. Based on the terms of the Promus Facility, Promus' current fee structure (reflected in the table) follows a tiered scale. At December 31, 1997 and 1998, the weighted average interest rate on outstanding Promus Facility borrowings, including the applicable LIBOR spread, was 6.6% and 6.2%, respectively.

     Both the Extendible Revolver and the Five-Year Revolver contain provisions that allow Promus to request increases in total capacity of $50.0 million and $200.0 million, respectively. Though all the banks which currently participate in the Promus Facility are not obligated to provide this additional capacity, Promus can approach banks outside the current facility. The Promus Facility also contains provisions that restrict certain investments, limit the Company's ability to dispose of property, and require that certain performance ratios be maintained. As of December 31, 1997 and 1998, Promus was in compliance with all such covenants.

     In addition to the Promus Facility, the Company has other notes payable, which are primarily mortgage financing on consolidated joint venture hotel properties.

     Promus also has a $20.0 million five-year convertible rate unsecured term loan which matures October 28, 2002. This loan bears interest through October 28, 1999 at the three month LIBOR rate minus 15 basis points (5.1% at December 31, 1998); thereafter the rate changes to a fixed rate of 6.7%. The bank may elect to convert this fixed rate to the three month LIBOR rate plus 32.5 basis points, under a conversion option that is exercisable annually beginning on October 28, 1999.

     As of December 31, 1998, Promus was a party to several interest rate swap agreements, bearing a total notional amount of $376.7 million, which serve to convert a portion of the Company's variable rate debt to a fixed rate of interest. The weighted average fixed rate pursuant to the agreements, which expire between January 1999 and January 2002, was approximately 6.2% at December 31, 1998, resulting in a weighted average effective rate (including the applicable spreads) of approximately 6.5%.

YEAR 2000

     The "Year 2000 Problem" is the result of many computer programs that were designed to save valuable computer storage space by representing years with a two-digit number such as "99" for 1999. When the change in the millennium occurs and year 2000 is represented as "00", such computer programs as well as certain chip-embedded technology systems may interpret the year as 1900. If not corrected, computer applications could fail or deliver unreliable and erroneous results.

     As a franchisor, manager and owner of hotels, Promus relies heavily on computer systems. These computer systems are present at Promus' corporate offices and at its franchised, managed and owned hotels.

Promus' Computer Technologies

     Promus groups the computer technologies used in support of its business into the following three categories:

() Enterprise-wide, mission-critical business systems that support Promus' franchised, managed and owned hotels as well as other corporate requirements, including reservation, marketing, property management, and revenue management systems; financial, human resources and operational reporting systems; and corporate support technologies that provide external and internal management reporting.

          Most of these systems were built and installed after 1990 when the Year 2000 Problem was well understood within the technology industry. These systems were largely Year 2000 compliant when built.

() Property-based systems that perform functions relating to the operational support of all of Promus' franchised, managed and owned hotels, including PBX, call accounting, point-of-sale, and local sales systems. These systems are selected by the hotel owners and managers and are not consistently implemented at all hotels.

() Facility systems that contain embedded computer chips and perform functions relating to the operation of all of Promus' franchised, managed and owned hotels, including elevators, automated room key systems, HVAC, and fire and safety systems. These systems also are selected by the hotel owners and managers and are not consistently implemented at all hotels.

Promus' Response to the Year 2000 Problem

     Beginning in early 1997, Promus developed and began implementing a plan designed to identify its exposure to the Year 2000 problem and to minimize potential disruptions and losses. The initial steps in this plan are as follows:

()   Enterprise-Wide, Mission-Critical Business Systems
     The remediation steps for the enterprise-wide, mission-critical business systems have been executed and tested. No significant issues have surfaced in the integration testing to date. This phase is substantially complete and is expected to be finished in May 1999.

()   Vendor Identification and Contact
     The external businesses that provide technology systems and other products and services to Promus and its hotels have been sent letters requesting verification of their Year 2000 readiness. Responses are tracked and a vendor database accessible through Promus' Intranet for hotel owners and managers is being developed. This effort will continue throughout 1999.

()   Property-Based Systems and Facility Systems
     Promus has engaged an independent consultant to perform on-site inventories and assessments of the property-based systems and facility systems at all hotels that are managed or owned by Promus. This phase is scheduled to be completed in July 1999, although it is anticipated that assessment and remediation activities will continue throughout the remainder of the year. For franchised hotels, Promus has provided their owners and general managers with a Year 2000 Compliance Guide and additional communications to assist them in performing their own assessments. Year 2000 readiness will be part of Promus' 1999 quality assurance audits of all hotels.

()   Contingency Planning
     Promus is engaged in a reassessment of its contingency plans to respond to business disruptions that may occur as a result of Year 2000 problems. The principal areas of focus for contingency planning are hotel operations, corporate finance, human resources, information technology, and corporate facilities. Completion is scheduled for July 1999, subject to updating and refinement throughout the remainder of the year.

Year 2000 Remediation Costs

     As of December 31, 1998, Promus has spent approximately $1.1 million on the remediation of the Year 2000 problem in the computer systems at its corporate offices and hotels, most of which were internal labor costs. Promus expects to incur approximately $1.0 million in additional Year 2000 problem remediation costs in 1999.

     The costs associated with remediation of the Year 2000 problem of property-based systems and facility systems at the hotels that are managed by Promus and at the franchised hotels are borne by their respective owners.

Risks Arising from the Year 2000 Problem

     The Company believes that the Year 2000 problem will not have a material adverse effect on the Company, its business or its financial condition.

     Promus believes that its enterprise-wide, mission-critical business systems, as well as the property-based systems and facility systems at its owned hotels, will be ready for Year 2000 in all material respects and will pose minimal risks of business disruption. Promus cannot predict with certainty the Year 2000 readiness of the property-based systems and facility systems at its managed and franchised hotels, because the decision-making authority with respect to Year 2000 assessment and remediation, and the incurrence of costs related thereto, rests principally with the owners of those hotels.

     Promus and all of its franchised, managed and owned hotels depend on numerous independent, external providers of products and services. These external businesses include suppliers of electricity, natural gas, telephone service and other public utilities; financial institutions and credit card companies; food, beverage and linen suppliers; and airlines, air traffic control systems, car rental companies, and gasoline station operators. Promus does not control these external businesses and cannot ensure that they and their products and services will be ready for Year 2000. The most reasonably likely worst case Year 2000 scenario for Promus and its hotels would be the failure by one or more critical external businesses (e.g., airlines, utilities or credit card companies) to be ready for Year 2000, which in turn could disrupt service or cause potential hotel guests to postpone or cancel their travel plans or make claims under the "100% Satisfaction Guarantee" program available at most Promus-branded hotels, causing a disruption of Promus' business. Promus is seeking to verify the Year 2000 readiness of these external businesses; however, if these external businesses--particularly critical ones--were to experience a Year 2000 problem, the resulting business disruption could have a material adverse effect on Promus' results of operations and financial condition.

SEASONALITY

     The operating results of hotels are affected by seasonality. Though the Company's hotels are geographically dispersed, revenues and profits are typically higher in summer periods than winter periods.

INFLATION

     Although operations of the Company can be impacted by inflation, Promus has not typically experienced a significant negative effect on its hotels and food and beverage operations as a result of inflation. To date, the Company has generally been able to increase rates and prices and thereby pass on the effects of inflationary cost increases. Although competitive conditions may limit the industry's future ability to raise room rates at the rate of inflation and although inflation can also impact the travel patterns of guests, management believes that each of its hotel brands has rate growth potential in excess of the inflation rate. Promus will continue to emphasize cost containment and productivity improvement programs. Inflation tends to increase the underlying value of Promus' real estate and management and franchise contracts.

NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives either as assets or liabilities in the statement of financial position and measure those instruments at fair value.

     SFAS No. 133 allows an entity to designate a derivative instrument, if certain conditions are met, as one of the following three types: 1) a Fair Value Hedge, which is a hedge of the exposure to changes in the fair value of a recognized asset or liability, or of an unrecognized firm commitment, 2) a Cash Flow Hedge, which is a hedge of the exposure to variability in the cash flow of a recognized asset or liability, or of a forecasted transaction, or 3) a Foreign Currency Hedge, which is a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security, a forecasted transaction, or a net investment in a foreign operation. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The Company's derivatives at December 31, 1998 are Cash Flow Hedges.

     This Statement is effective for all fiscal quarters of fiscal years beginning after September 15, 1999. The adoption of SFAS No. 133 is not anticipated to have a material impact on the financial position or results of operations of the Company.

CONSOLIDATED BALANCE SHEETS
As of December 31,



(In thousands, except share amounts)          1997                1998
--------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                $    24,066         $     6,466
Accounts receivable, net                      78,941             101,742
Other                                         43,222              44,485
--------------------------------------------------------------------------
  Total current assets                       146,229             152,693
--------------------------------------------------------------------------
Property and equipment, net                  960,231           1,109,868
Investments                                  250,688             220,268
Management and franchise contracts,
  net                                        440,568             427,421
Goodwill, net                                374,500             392,419
Notes receivable                              89,452              68,991
Investment in franchise system                50,421              57,023
Deferred costs and other assets               66,957              45,318
--------------------------------------------------------------------------
                                         $ 2,379,046         $ 2,474,001
--------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses    $   220,924         $   180,189
Current portion of notes payable              46,020               1,797
--------------------------------------------------------------------------
  Total current liabilities                  266,944             181,986
--------------------------------------------------------------------------
Deferred income taxes                        264,859             276,498
Notes payable                                671,978             768,891
Other long-term obligations                   79,530              87,931
--------------------------------------------------------------------------
                                           1,283,311           1,315,306
--------------------------------------------------------------------------

Commitments and contingencies

Stockholders' equity
  Common stock, $0.01 par value.
    Authorized 500,000,000 shares;
    86,118,141 and 87,457,099 shares
    issued and outstanding                       861                 875
  Additional paid-in capital                 856,008             898,900
  Accumulated other comprehensive
    income                                    13,601              (2,909)
  Unearned employee compensation                 (70)                 --
  Retained earnings                          225,335             379,423
  Treasury stock, at cost (3,620,000
    shares)                                       --            (117,594)
------------------------------------------------------------------------------
                                           1,095,735           1,158,695
------------------------------------------------------------------------------
                                         $ 2,379,046         $ 2,474,001
------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,


(In thousands, except per share
amounts)                            1996            1997            1998
---------------------------------------------------------------------------
REVENUES
  Franchise and management
    fees                        $ 140,768      $  185,546      $  218,113
  Owned hotel revenues            172,893         368,012         401,016
  Leased hotel revenues           205,163         410,526         415,339
  Purchasing and service fees       9,867          19,304          27,348
  Other fees and income            31,522          54,623          45,473
---------------------------------------------------------------------------
    Total revenues                560,213       1,038,011       1,107,289
---------------------------------------------------------------------------

 OPERATING COSTS AND EXPENSES
  General and administrative
    expenses                       62,638          79,249          80,429
  Owned hotel expenses            105,146         224,052         248,990
  Leased hotel expenses           190,797         362,681         367,176
  Depreciation and
    amortization                   36,276          73,127          79,254
  Business combination
    expenses                           --         115,000          28,065
---------------------------------------------------------------------------
    Total operating costs and
      expenses                    394,857         854,109         803,914
---------------------------------------------------------------------------
    Operating income              165,356         183,902         303,375
---------------------------------------------------------------------------
  Interest and dividend
    income                         17,175          22,982          21,281
  Interest expense                (36,647)        (72,027)        (61,917)
  Gain on sale of real estate
    and securities                  4,439          43,330          10,390
---------------------------------------------------------------------------
    Income before income
      taxes and minority
      interest                    150,323         178,187         273,129
Minority interest share of
  net income                         (539)         (3,087)         (3,460)
---------------------------------------------------------------------------
    Income before income
      taxes                       149,784         175,100         269,669
Income tax expense                (59,126)        (79,664)       (115,581)
---------------------------------------------------------------------------
    Net income                  $  90,658      $   95,436      $  154,088
---------------------------------------------------------------------------
Net income per share
    Basic                       $    1.25      $     1.10      $     1.79
---------------------------------------------------------------------------
    Diluted                     $    1.23      $     1.09      $     1.78
---------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 1996, 1997 and 1998

                                                                        Accumulated
                                                                          Other
                                                           Unearned       Compre-
                                           Additional      Employee       hensive
(In thousands, except share       Common    Paid-In        Compen-        Income        Retained       Treasury
amounts)                          Stock     Capital        sation         (Loss)        Earnings        Stock           Total
---------------------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1995       $  696     $ 241,181      $ (1,209)    $   1,844       $  39,241    $      --     $   281,753
Net income                           --            --            --            --          90,658           --          90,658
Other comprehensive income,
net of taxes:
  Unrealized gain on equity
    securities, net of
    reclassification
    adjustment (Note 2)              --            --            --        15,293              --           --          15,293
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income for 1996        --            --            --        15,293          90,658           --         105,951
Proceeds from sale of 952,300
  shares of common stock to
  the public, net of offering
  costs of $1,045                    10        27,362            --            --              --           --          27,372
Proceeds from sale of
  9,067,534 shares of common
  stock, net of offering
  costs of $1,500                    91       340,681            --            --              --           --         340,772
Issuance of 7,381,588 shares
  to the shareholders of Red
  Lion                               74       291,499            --            --              --           --         291,573
Net shares issued under
  incentive compensation
  plans, including income tax
  benefit of $584                    --         1,728           470            --              --           --           2,198
---------------------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1996          871       902,451          (739)       17,137         129,899           --       1,049,619
Net income                           --            --            --            --          95,436           --          95,436
Other comprehensive income,
net of taxes:
  Unrealized gain (loss) on
    equity securities, net of
    reclassification
    adjustment (Note 2)              --            --            --        (3,536)             --           --          (3,536)
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income for 1997        --            --            --        (3,536)         95,436           --          91,900
Net shares issued under
  incentive compensation
  plans, including income tax
  benefit of $4,136                   5        13,534           669            --              --           --          14,208
Treasury repurchases                (15)      (59,977)           --            --              --           --         (59,992)
---------------------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1997          861       856,008           (70)       13,601         225,335           --       1,095,735
Net income                           --            --            --            --         154,088           --         154,088
Other comprehensive income,
net of taxes:
  Unrealized gain (loss) on
    equity securities, net of
    reclassification
    adjustment (Note 2)              --            --            --       (16,510)             --           --         (16,510)
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income for 1998        --            --            --       (16,510)        154,088           --         137,578
Net shares issued under
  incentive compensation
  plans, including income tax
  benefit of $10,624                 14        42,892            70            --              --           --          42,976
Purchases of treasury shares         --            --            --            --              --     (117,594)       (117,594)
---------------------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1998       $  875     $ 898,900      $     --     $  (2,909)      $ 379,423    $(117,594)    $ 1,158,695
---------------------------------------------------------------------------------------------------------------------------------




The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,


(In thousands)                           1996          1997          1998
------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING
ACTIVITIES
Net income                           $  90,658     $  95,436     $ 154,088
  Adjustments to reconcile net
    income to net cash provided by
    operations:
    Provision for business
      combination expenses, net of
      payments                              --        93,591       (28,099)
    Depreciation and amortization       36,276        73,127        79,254
    Other noncash (income)
      expenses                          (3,578)       11,742         3,233
    Equity in earnings of
      nonconsolidated affiliates        (7,677)      (10,722)      (16,415)
    Gain on sale of real estate,
      securities and investments        (3,279)      (46,775)      (11,955)
  Changes in assets and
    liabilities:
    Increase in accounts
      receivable, net                   (9,363)       (9,882)      (20,993)
    (Increase) decrease in other
      current assets                    (5,766)       (3,243)       (1,642)
    Increase in deferred costs and
      other assets                      (3,275)      (16,313)       (5,632)
    Increase (decrease) in
      accounts payable and accrued
      expenses                          10,506         1,452        (3,085)
    Increase (decrease) in other
      long-term obligations and
      deferred income taxes             11,812       (14,520)       18,623
------------------------------------------------------------------------------
        Net cash provided by
          operating activities         116,314       173,893       167,377
------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING
ACTIVITIES
  Acquisitions                        (819,025)      (20,607)      (61,150)
  Purchases of property and
    equipment                          (60,277)     (155,988)     (153,292)
  Proceeds from sale of real
    estate, securities and
    investments                         45,933       190,686        15,053
  Investments in and advances to
    partnerships and affiliates       (112,203)      (47,285)      (27,261)
  Distributions from partnerships
    and affiliates                      11,104        16,004        36,859
  Net investment in management and
    franchise contracts                 (1,284)         (372)          659
  Escrow deposits used for (held
    for) development                        --       (22,053)       20,537
  Loans to owners of managed and
    franchised hotels                  (26,941)      (18,818)      (24,370)
  Collections of loans to owners
    of managed and franchised
    hotels                               2,750        15,553        48,339
  Net investment in franchise
    system                             (10,817)       (3,257)       (7,004)
  Other                                  4,210          (943)         (643)
------------------------------------------------------------------------------
        Net cash used in investing
          activities                  (966,550)      (47,080)     (152,273)
------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING
ACTIVITIES
  Net proceeds from issuance of
    common stock                       368,144            --            --
  Proceeds from exercise of common
    stock options                        1,219         6,817        32,229
  Purchases of treasury stock               --       (59,992)     (117,594)
  Net activity under revolving
    credit facilities                   14,500       383,950        25,925
  Proceeds from notes payable          498,200        40,000        29,422
  Principal payments on notes
    payable                            (37,596)     (501,351)       (2,686)
  Other                                   (263)       (1,459)           --
------------------------------------------------------------------------------
        Net cash provided by (used
          in) financing activities     844,204      (132,035)      (32,704)
------------------------------------------------------------------------------
Net decrease in cash and cash
  equivalents                           (6,032)       (5,222)      (17,600)
Cash and cash equivalents,
  beginning of period                   35,320        29,288        24,066
------------------------------------------------------------------------------
Cash and cash equivalents, end of
  period                             $  29,288     $  24,066     $   6,466
------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998

NOTE 1--SUMMARY OF ORGANIZATION AND BUSINESS OPERATIONS

Company History

     On December 19, 1997, Doubletree Corporation (Doubletree) and Promus Hotel Corporation (PHC) merged in accordance with the Agreement and Plan of Merger (the Merger Agreement or the Merger) by and among Doubletree, PHC and Parent Holding Corp., a corporation formed and jointly owned by Doubletree and PHC to facilitate the Merger. This transaction was accounted for as a pooling-of-interests. Accordingly, the accompanying consolidated financial statements have been restated to combine the historical results of both Doubletree and PHC for 1997 and 1996. Concurrent with consummation of the Merger, PHC was renamed Promus Operating Company, Inc. (POC) and Parent Holding Corp. was renamed Promus Hotel Corporation. Promus Hotel Corporation and subsidiaries are collectively referred to herein as Promus or the Company.

     On November 8, 1996, the Company acquired Red Lion Hotels, Inc. (Red Lion) in a business combination accounted for as a purchase. Accordingly, the financial results of Red Lion and its subsidiaries are included since November 8, 1996.

     On February 27, 1996, the Company acquired RFS, Inc. (RFS Management) in a transaction accounted for as a pooling-of-interests. Accordingly, the accompanying consolidated financial statements have been restated to include the historical results of RFS Management for all periods presented.

Description of Business

     Through its wholly-owned subsidiaries, Promus franchises and manages hotels with the following brands: Doubletree Hotels, Doubletree Guest Suites, Club Hotels by Doubletree, Embassy Suites, Hampton Inn, Hampton Inn & Suites and Homewood Suites. Promus may also own all or a portion of these hotels or lease these hotels from others. In addition, Promus leases and manages hotels that are not Promus-branded. At December 31, 1998, Promus franchises 998 hotels and operates 339 hotels, of which 62 hotels are wholly-owned, 23 are partially-owned through joint ventures, 77 are leased from third parties and 177 are managed for third parties. These hotels are located in all 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and six foreign countries. The Company also operates and licenses vacation interval ownership systems under the Embassy Vacation Resort and Hampton Vacation Resort names.

     Promus' primary focus is to develop, grow and support its franchise and management business. Promus' primary sources of revenues are from the operations of owned and leased hotels, franchise royalty fees and management fees. Promus charges franchisees a royalty fee of up to four percent of room revenues. Management fees are based on a percentage of the managed hotels' gross revenues, operating profits, cash flow, or a combination thereof. Generally, the Company is also reimbursed for certain costs associated with providing central reservations, sales, marketing, accounting, data processing, internal audit and employee training services to hotels.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. While management endeavors to make accurate estimates, actual results could differ from these estimates.

Cash and Cash Equivalents

     For purposes of the statements of cash flows, cash equivalents are highly liquid investments with an original maturity of three months or less.

Property and Equipment

     Property and equipment are stated at cost. Improvements that extend the life of the asset are capitalized. Maintenance and repairs are expensed as incurred. Interest expense is capitalized on constructed assets at Promus' overall weighted average borrowing rate. The Company capitalized interest of $1.6 million, $2.3 million and $3.2 million in 1996, 1997 and 1998, respectively. Depreciation expense is calculated using the straight-line method over the shorter of the estimated useful life of the assets or over the related lease term, as follows:

---------------------------------------------------------------------
Land improvements                                  12 to 15 years
Buildings and improvements                         10 to 40 years
Furniture, fixtures and equipment                   2 to 15 years
---------------------------------------------------------------------

Investments

     Investments in partnerships and ventures are accounted for using the equity method of accounting when the Company has a general partnership interest or its limited partnership interest exceeds 5%, but the Company does not control the venture. Profits and losses are allocated in accordance with the partnership or joint venture agreements. The Company's share of the income or losses before interest expense and extraordinary items is included in other fees and income in the accompanying consolidated statements of operations. Promus' proportionate share of interest expense of such joint ventures is included in interest expense in the accompanying consolidated statements of operations. The Company's proportionate share of interest expense totaled $12.2 million, $13.3 million and $14.5 million for the years ended December 31, 1996, 1997 and 1998, respectively. All other investments are accounted for using the cost method.

Management and Franchise Contracts

     Management and franchise contracts acquired in acquisitions that were accounted for as purchases are recorded at the estimated present value of net cash flows expected to be received over the lives of the contracts. This value is amortized using the straight-line method over the estimated weighted average contract life or 40 years, whichever is less. Costs incurred to acquire individual management and franchise contracts are amortized using the straight-line method over the life of the respective contract. Management and franchise contracts are carried net of accumulated amortization of $36.3 million and $50.8 million at December 31, 1997 and 1998, respectively.

Goodwill

     Goodwill arose in connection with purchase acquisitions and is amortized using the straight-line method over 40 years. Goodwill is carried net of accumulated amortization of $12.1 million and $22.5 million at December 31, 1997 and 1998, respectively.

Notes Receivable

     Notes receivable consist primarily of loans to owners of managed and franchised hotels. Management considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate. Impairment losses are charged to expense. Generally, cash receipts will first be applied to reduce accrued interest and then to reduce principal.

Investment in Franchise System

     Promus' investment in its franchise system includes the costs for computer systems to operate the centralized marketing and reservation centers and a property management system that interacts with several operational software packages which are available to each Promus franchised hotel. Promus is reimbursed for these costs by its system funds over their estimated useful lives. In addition to computer system costs, these funds reimburse Promus for related personnel and fringe benefits, advertising, promotional fees and other reservation costs. The owner of each hotel, including Promus' company owned hotels, contributes a percentage of room revenues to its brand's fund.

Deferred Costs and Other Assets

     Deferred costs and other assets include escrow deposits, debt issuance costs, franchise application fees paid and cash surrender value of insurance policies. Escrow deposits represent proceeds received from 1997 hotel sales which were used in 1998 to purchase replacement property. Costs related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt.

Revenue Recognition

     Franchise and management fees, hotel revenues and purchasing and service fees are recognized when earned. Owned hotel revenues and leased hotel revenues represent revenue derived primarily from the rental of rooms and suites and food and beverage sales for hotels owned or leased by the Company.

Earnings per Share

     As of December 31, 1997, the Company adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings per Share." In adopting this pronouncement, the Company restated prior period earnings per share data for all periods presented in the accompanying consolidated financial statements. For Promus, basic earnings per share is determined by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares include employee stock options, restricted stock and warrants deemed exercisable for the purpose of computing diluted earnings per share. The Company has no other potentially dilutive securities.

Income Taxes

     Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets, including net operating loss carryforwards, and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the new rate is enacted.

Long-Lived Assets

     The recoverability of hotel real estate, investments, management contracts and goodwill are periodically evaluated to determine whether such costs will be recovered from future operations. Evaluations are based on projected cash flows on an undiscounted basis. If the undiscounted cash flows are insufficient to recover the recorded assets, then the projected cash flows are discounted and an impairment loss is recognized for the difference.

Fair Value of Financial Instruments

     The Company's financial instruments consist primarily of notes receivable, marketable equity securities, notes payable and interest rate swap agreements. The carrying amounts of financial instruments other than notes receivable and interest rate swap agreements approximate fair value due to the short maturity of those instruments, interest terms or, in the case of marketable equity securities, they are carried at their estimated fair value. The Company has determined that the fair value of its notes receivable approximates carrying value based on interest rate and payment terms the Company would currently offer on notes with similar security to borrowers of similar creditworthiness.

Comprehensive Income

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130 "Reporting Comprehensive Income," which established standards for reporting and display of comprehensive income in the financial statements. The Company has elected to present comprehensive income as a component of the Consolidated Statements of Stockholders' Equity. SFAS No. 130 requires the disclosure of the reclassification adjustments necessary to avoid double counting in comprehensive income items that are displayed as part of net income. The following table provides the disclosure of the reclassification adjustment (in thousands):

                                         1996          1997          1998
------------------------------------------------------------------------------
Disclosure of reclassification amount:
  Net change in the unrealized
  gain (loss) in equity securities
  arising during the period:
    Before-tax amount                 $ 24,972      $  7,253     $ (16,777)
    Tax (expense) or benefit            (9,679)       (2,826)        6,415
  Less: reclassification
  adjustment for gains included in
  net income:
    Before-tax amount                       --        13,054        10,246
    Tax expense                             --        (5,091)       (4,098)
------------------------------------------------------------------------------
  Net unrealized gain (loss) on
    equity securities                 $ 15,293      $ (3,536)    $ (16,510)
------------------------------------------------------------------------------

Recent Pronouncements

     In June of 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives either as assets or liabilities in the statement of financial position and measure those instruments at fair value.

     SFAS No. 133 allows an entity to designate a derivative instrument, if certain conditions are met, as one of the following three types: 1) a Fair Value Hedge, which is a hedge of the exposure to changes in the fair value of a recognized asset or liability, or of an unrecognized firm commitment; 2) a Cash Flow Hedge, which is a hedge of the exposure to variability in the cash flow of a recognized asset or liability, or of a forecasted transaction; or 3) a Foreign Currency Hedge, which is a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security, a forecasted transaction, or a net investment in a foreign operation. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The Company's derivatives at December 31, 1998 are Cash Flow Hedges.

     This statement is effective for all fiscal quarters of fiscal years beginning after September 15, 1999. The adoption of SFAS No. 133 is not anticipated to have a material impact on the financial position or results of operations of the Company.

NOTE 3--BUSINESS COMBINATIONS

Doubletree/Promus Merger

     The Company was formed on December 19, 1997, as a result of the Merger of Doubletree and PHC. As a result of the Merger Agreement, (i) Doubletree and PHC became wholly-owned subsidiaries of Promus; (ii) each outstanding share of common stock of Doubletree was converted into one share of common stock of Promus; and (iii) each outstanding share of PHC common stock was converted into
0.925 of a share of common stock of Promus. The Merger qualified as a tax free exchange and was accounted for as a pooling-of-interests. Historical financial results of Doubletree and PHC have been combined for 1997 and 1996.

     The results of operations for the separate companies and the pro forma combined results presented in the accompanying consolidated financial statements are as follows (in thousands):

                                                  (Unaudited)
                                                  Nine Months
                                Year ended          ended
                                December 31,      September 30,
                                   1996               1997
------------------------------------------------------------------
Revenues:
  Doubletree                     $ 292,710         $ 570,446
  PHC                              267,503           223,820
------------------------------------------------------------------
  Combined                       $ 560,213         $ 794,266
------------------------------------------------------------------

Net Income:
  Doubletree                     $  25,934         $  55,518
  PHC                               64,724            87,017
------------------------------------------------------------------
  Combined                       $  90,658         $ 142,535
------------------------------------------------------------------

     In connection with the Merger, the Company recorded a $115.0 million provision for business combination expenses, including both transaction costs and restructuring costs in 1997. Transaction costs of approximately $40.3 million consist primarily of fees for investment bankers, attorneys, accountants, financial printing and other related charges. Restructuring costs of approximately $74.7 million include severance costs, exit costs related to the consolidation of administrative functions, and the write-off of certain assets whose benefits will not be realized after the Merger. Transaction costs of $26.5 million and $12.0 million and restructuring costs of $22.7 million and $44.2 million were paid or charged-off in 1997 and 1998, respectively. In the fourth quarter of 1998, an additional $28.1 million was accrued for severance and employment-related expenses associated with the Merger. None of this $28.1 million was paid before year-end 1998. At December 31, 1998, the $37.7 million remaining estimated obligation was included in current liabilities.

Acquisition of Red Lion Hotels, Inc.

     On November 8, 1996, the Company acquired all of the outstanding common stock of Red Lion in a transaction valued at approximately $1.2 billion. The Company paid $695.0 million in cash, repaid $124.0 million of existing Red Lion indebtedness, issued 7.4 million shares of common stock to the shareholders of Red Lion with a fair value at the date of closing of $291.5 million and assumed net liabilities of $90.0 million. The acquisition has been accounted for as a purchase and the results of operations of Red Lion have been included in the consolidated financial statements since November 8, 1996. The purchase price was allocated to the net assets acquired based upon their estimated fair market values. The excess of the purchase price over the estimated fair value of the net assets acquired of $372.3 million was recorded as goodwill and is being amortized over a 40-year life.

     The following unaudited pro forma summary financial data presents the consolidated results of operations of the Company as if Red Lion had been acquired at the beginning of 1996 with pro forma adjustments to give effect to
(a) amortization of goodwill, (b) additional depreciation expense as a result of a step-up in the basis of properties and equipment and investments in unconsolidated joint ventures, (c) increased interest expense on acquisition debt, (d) the operating results of three hotels acquired in 1996 and (e) related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would actually have resulted had the combination been in effect on the date indicated (in thousands, except per share amounts):

                                                (Unaudited)
                                                 Year ended
                                                 December 31,
                                                    1996
-------------------------------------------------------------
Revenues                                         $ 890,552
Operating income                                   230,445
Income before taxes and extraordinary items        180,541
Net income                                         105,984
Basic earnings per share                         $    1.22
Diluted earnings per share                       $    1.21
-------------------------------------------------------------

Acquisition of RFS, Inc.

     In February 1996, the Company issued 2.7 million shares of common stock in exchange for all of the outstanding stock of RFS Management in a transaction accounted for as a pooling-of-interests. Accordingly, the accompanying consolidated financial statements were restated to include the results of RFS Management for all periods presented.

Acquisition of Harrison Conference Associates, Inc.

     On January 2, 1998, the Company acquired Harrison Conference Associates, Inc. (Harrison) for approximately $61.2 million cash in a transaction accounted for as a purchase. The results of operations of Harrison have been included in the consolidated financial statements since January 2, 1998. The purchase price was allocated to the net assets acquired based upon their estimated fair values. The excess of the purchase price over the estimated fair value of the net assets acquired of $28.5 million was recorded as goodwill and is being amortized over a 40-year life. Harrison is a leading conference center operator with over 1,200 rooms under management, including two owned and six managed properties.

NOTE 4--PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                     December 31,
                                        ------------------------------------
                                              1997                 1998
----------------------------------------------------------------------------
Land and improvements                     $  140,826          $   135,200
Buildings and improvements                   682,113              786,809
Furniture, fixtures and equipment            207,422              289,035
Construction in progress                      55,878               67,064
-----------------------------------------------------------------------------
                                           1,086,239            1,278,108
Accumulated depreciation                    (126,008)            (168,240)
-----------------------------------------------------------------------------
                                          $  960,231          $ 1,109,868
-----------------------------------------------------------------------------

NOTE 5--NOTES RECEIVABLE

     Notes receivable consist of the following (in thousands):

                                                    December 31,
                                      -----------------------------------
                                             1997                 1998
-------------------------------------------------------------------------
Secured
Due from Red Lion MLP                    $ 23,133             $     --
Secured notes, with interest at
  rates varying from 6.0%-12.0%,
  maturing through 2016                    38,241               26,348
---------------------------------------------------------------------------
                                           61,374               26,348
Unsecured
Candlewood $15.0 million credit
  facility, with interest at rates
  varying from 7.0%-10.0% in 1997
  and 10.0%-15.0% in 1998, maturing
  in 2001                                  14,608               14,608
Unsecured notes, with interest at
  rates varying from 5.0%-15.0%,
  maturing through 2008                    14,541               28,037
---------------------------------------------------------------------------
                                           90,523               68,993
  Less current portion                     (1,071)                  (2)
---------------------------------------------------------------------------
                                         $ 89,452             $ 68,991
---------------------------------------------------------------------------


     Interest is generally received monthly with principal due upon the earlier of termination of the management contract or sale of the hotel. Certain of the notes receivable bear a variable interest rate based on Prime or LIBOR. At December 31, 1998, the variable interest rates ranged from Prime minus 1.5% (7.0% and 6.25% at December 31, 1997 and 1998, respectively) to Prime plus 2% (10.5% and 9.75% at December 31, 1997 and 1998, respectively). At December 31, 1998, management does not consider any of its notes receivable to be impaired. The note receivable due from Red Lion MLP generally bore interest at Prime plus 0.5% (9.0% at December 31, 1997). In May 1998, Red Lion MLP merged with Boykin Lodging Company (Boykin). This merger resulted in the Company being paid in full. The Company continues to manage for Boykin the 10 hotels formerly owned by Red Lion MLP.

NOTE 6--INVESTMENTS

     Investments consist of the following (in thousands):


                                                   December 31,
                                    -------------------------------------
                                            1997                 1998
-------------------------------------------------------------------------
Hotel partnerships                      $ 168,884            $ 165,678
Investments in common stock (at
  market)                                  63,304               36,090
Convertible preferred stock                18,500               18,500
---------------------------------------------------------------------------
                                        $ 250,688            $ 220,268
---------------------------------------------------------------------------

     The Company's noncontrolling general and/or limited partnership interests in hotel partnerships range from less than 1.0% to 50.0%. Investments in common stock are carried at market value and include investments in FelCor Suite Hotels, Inc. and FelCor Limited Partnership (collectively, FelCor), Boykin, Winston Hotels, Inc. (Winston) and RFS Hotel Investors, Inc. (RHI). Promus' cost of these investments at December 31, 1997 and 1998 was approximately $41.1 million and $40.9 million, respectively.

     In 1995, Promus invested $75.0 million in FelCor limited partnership interests and common stock. FelCor used the proceeds to help acquire all- suites upscale hotels which it converted to the Embassy Suites brand. The limited partnership interests may be converted to shares of FelCor common stock on a one-for-one basis. During 1997, Promus sold approximately $38.9 million of its original investment in FelCor stock, resulting in a pre-tax gain of approximately $11.2 million.

     During 1996, Promus invested $7.1 million and $1.5 million in the common stock of Equity and Winston, respectively, in exchange for their purchase of four hotels and one hotel, respectively. During 1997, Promus sold approximately $5.5 million of its original Equity stock, resulting in a pre-tax gain of $1.8 million. In 1998, Promus sold the remaining $1.6 million of its Equity stock at a pre-tax gain of $0.6 million.

     In 1996, the Company purchased 973,684 shares of convertible preferred stock of RHI for $19 per share, or approximately $18.5 million. This investment is recorded at cost as there is no ready market for these securities. The convertible preferred stock pays a fixed annual dividend of $1.45 per share and is convertible on a one-for-one basis at the end of seven years. RHI also owns a partnership in which the Company has an investment. This partnership investment is convertible into common stock of RHI. RHI granted the Company a 10-year first right of refusal to manage and lease future hotels acquired or developed by RHI. The Company has committed to RHI to maintain $15.0 million of net worth in RFS Management.

     In 1998, Promus sold all of its common stock in Pegasus Systems, Inc. which had a cost basis of $0.2 million, resulting in a pre-tax gain of $9.7 million.

NOTE 7--LEASES

     The Company leases hotel properties, land and administrative office space. All such leases are operating leases. As of December 31, 1996, 1997 and 1998, the Company leased 82, 86 and 77 hotels, respectively. As of December 31, 1998, 51 of these hotels are leased from RHI. All of the Company's hotel leases require the payment of rent equal to the greater of fixed base rent or percentage rent based on a percentage of gross room revenue, beverage revenue and food revenue (if the hotel offers food and beverage service) and expire beginning December 1999 through July 2015, with varying renewal options. Substantially all of the hotels leased from RHI are cross-defaulted with one another. Promus' land leases represent ground leases for certain owned hotels and, in addition to minimum base rental payments, may require the payment of percentage rents based on hotel revenues, a share of maintenance expenses and/ or real estate taxes.

     Total rent expense incurred under the Company's leases was as follows (in thousands):

                                       Years ended December 31,
                              -----------------------------------------
                                 1996           1997          1998
-----------------------------------------------------------------------
Hotel and ground leases:
  Base rent                   $ 35,776      $  63,452     $  64,956
  Percentage rent               40,121         57,786        64,957
Other leases                     2,814          3,954         3,737
-----------------------------------------------------------------------
    Total                     $ 78,711      $ 125,192     $ 133,650
-----------------------------------------------------------------------

     The following is a schedule of future minimum rental payments required under Promus' noncancelable operating leases for years ending December 31, as follows (in thousands):

---------------------------------------------------------
1999                                        $  56,899
2000                                           50,336
2001                                           49,819
2002                                           49,768
2003                                           49,099
Thereafter                                    189,372
---------------------------------------------------------
Total future minimum lease payments         $ 445,293
---------------------------------------------------------

NOTE 8--NOTES PAYABLE

     Promus' indebtedness consists of the following (in thousands):

                                                       December 31,
                                        --------------------------------------
                                               1997                 1998
------------------------------------------------------------------------------
Promus Facility                            $ 607,050            $ 634,250
Mortgages, 6.9%-8.6%, maturities
  through 2008                                85,037               95,660
Convertible rate term loan                    20,000               20,000
Notes payable and other unsecured
  debt, 6.0%-13.0%, maturities
  through 2022                                 5,911               20,778
------------------------------------------------------------------------------
                                             717,998              770,688
Current portion of notes payable             (46,020)              (1,797)
------------------------------------------------------------------------------
                                           $ 671,978            $ 768,891
------------------------------------------------------------------------------

     In the third quarter of 1998, a consolidated joint venture of the Company refinanced its debt. At December 31, 1997, the debt outstanding was $45 million and was included in the current portion of notes payable.

     Annual maturities of long-term debt are: 1999, $1.8 million; 2000, $1.9 million; 2001, $2.1 million; 2002, $707.1 million; 2003, $1.3 million; and $56.5 million, thereafter.

Promus Facility

     Concurrent with the Merger, Promus entered into a revolving credit facility (the Promus Facility), under which it borrowed $592.0 million on December 19, 1997. These funds were used to repay the existing bank facilities of both Doubletree and PHC. The Promus Facility consists of a $750.0 million revolving credit facility which is scheduled to mature on December 19, 2002 (the Five-Year Revolver) and a $250.0 million annually extendible revolving credit facility (the Extendible Revolver) which matured on December 18, 1998. On December 18, 1998, the Extendible Revolver was extended through December 17, 1999, and the borrowing capacity was changed from $250.0 million to $209.6 million. The Extendible Revolver is convertible into a four-year term loan with equal amortizing payments over the four-year period.

     Interest on the drawn portion of the Promus Facility is, at the Company's option, equal to either (i) the base rate, as defined, or (ii) LIBOR plus the applicable spread. Both agreements incorporate a tiered scale that defines the applicable LIBOR spread and a facility fee based upon the more favorable of the Company's current debt rating or leverage ratio, as defined. At December 31, 1998, the LIBOR spread on the Five-Year Revolver and the Extendible Revolver was reduced to 0.225% and 0.25%, respectively, from 0.25% and 0.27%, respectively, at December 31, 1997. The facility fee required on the total amount of both the Five-Year Revolver and the Extendible Revolver was 0.1% at December 31, 1998, compared to 0.125% and 0.105%, respectively, at December 31, 1997. Additionally, the Extendible Revolver incorporates a tiered scale of additional usage fees that apply when at least 25% of the Extendible Revolver is used. The fee begins at 0.1% for borrowings of 25% to 49% and increases 0.1% for each additional 25% borrowed to a maximum of 0.3% for the use of the entire $209.6 million of the Extendible Revolver.

     At December 31, 1997 and 1998, the weighted average interest rate on outstanding Promus Facility borrowings, including the applicable LIBOR spread, was 6.6% and 6.2%, respectively. Both the Five-Year Revolver and the Extendible Revolver are unsecured. The Promus Facility contains provisions that restrict certain investments, limit the Company's ability to dispose of property and require that certain performance ratios be maintained. As of December 31, 1997 and 1998, Promus was in compliance with all such covenants.

     The Five-Year Revolver also provides a sublimit for letters of credit of $100.0 million. At December 31, 1997 and 1998, approximately $16.0 million and $47.8 million, respectively, in letters of credit were outstanding under this agreement.

Convertible Rate Term Loan

     This $20.0 million loan is unsecured and bears interest until October 28, 1999 at the three-month LIBOR rate minus 15 basis points (5.7% and 5.1% at December 31, 1997 and 1998, respectively). Thereafter, the rate changes to a fixed rate of 6.71%. The bank may elect to convert this fixed rate to the three-month LIBOR rate plus 32.5 basis points, under a conversion option that is exercisable annually beginning on October 28, 1999. The loan matures on October 28, 2002.

Derivative Financial Instruments

     Promus' use of derivative financial instruments is limited to the management of its interest rate exposure. The Company maintains interest rate swap agreements which exchange floating interest payments for fixed interest payments over the life of the agreements. Existing swap agreements, with an aggregate notional amount of $376.6 million, expire between January 1999 and January 2002, and as of December 31, 1997 and 1998, carried a weighted average fixed rate of approximately 6.1% and 6.2%, respectively, and a weighted average effective rate of 6.7% and 6.5%, respectively, (including the applicable spreads). The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense. At December 31, 1997 and 1998, the fair value of the swap agreements, which Promus would have been required to pay to terminate them, was approximately $2.1 and $3.6 million, respectively.

     These agreements contain a credit risk that the counterparties may be unable to meet the terms of the agreements. Promus minimizes that risk by evaluating the creditworthiness of its counterparties, which are limited to major banks and financial institutions, and does not anticipate nonperformance by the counterparties.

NOTE 9--STOCKHOLDERS' EQUITY

     One special right (Right) is attached to each outstanding share of common stock. These Rights entitle the holders to purchase, under certain conditions, units consisting of fractional shares of preferred stock at an exercise price to be determined by Promus' Board of Directors. Under certain conditions, the Rights also entitle the holders to purchase, at the Rights' then exercise price, new shares of common stock having a market value of twice the Rights' exercise price. These Rights expire on December 17, 2007, unless Promus decides to redeem them earlier at $0.01 per Right or upon the occurrence of certain other events.

     In April 1997, PHC's Board of Directors authorized PHC to repurchase up to $150.0 million of its common stock pursuant to which PHC repurchased 1,573,800 shares at a cost of $60.0 million. All shares repurchased have been retired and are not available for reissuance. As a result of the Merger of PHC into Promus, the Company terminated this share repurchase program.

     In August 1998, Promus' Board of Directors authorized the Company to repurchase up to $200.0 million of its common stock for cash. The authorization allows the Company to conduct the repurchase program in the open market, or in negotiated or block transactions at prevailing market prices until December 31, 1999. Through December 31, 1998, the Company had repurchased 3,620,000 shares of its common stock at a total cost of approximately $117.6 million.

     In addition to its common stock, the Company has 10,000,000 shares of authorized but unissued preferred stock, with a $0.01 par value.

NOTE 10--EARNINGS PER SHARE

     The following table reflects Promus' weighted average common shares outstanding and the impact of its dilutive common share equivalents (in thousands):

                                             Years ended December 31,
                                    ---------------------------------------
                                       1996          1997          1998
---------------------------------------------------------------------------
Basic weighted average shares
  outstanding                        72,581        86,573        86,178
  Effect of dilutive securities:
    Restricted stock                     14            15            --
    Stock options and warrants          984         1,316           586
---------------------------------------------------------------------------
Diluted weighted average shares
  outstanding                        73,579        87,904        86,764
---------------------------------------------------------------------------

     Options to purchase approximately 792,000, 54,000 and 4,736,466 shares of common stock were outstanding at December 31, 1996, 1997 and 1998, respectively, but were not included in the above computations of diluted weighted average outstanding shares because the options' exercise prices were greater than the average market price of the common shares.

NOTE 11--TRANSACTIONS WITH RELATED PARTIES

     Revenues and expenses include amounts derived from or paid to entities in which affiliates of the Company own interests and, in general, exercise operational control. A summary of these transactions is as follows (in thousands):


                                             Years ended December 31,
                                    --------------------------------------
                                      1996          1997          1998
--------------------------------------------------------------------------
Revenues
  Franchise and management fees    $ 11,198      $ 12,925      $ 13,588
  Interest income                       881         1,192         1,244
  Purchasing and service fees           279           383           807
Expenses
  Hotel rent                          4,123         5,407         6,204
--------------------------------------------------------------------------

     Amounts due from affiliates included in accounts receivable at December 31, 1997 and 1998 were $4.1 million and $1.0 million, respectively. Notes receivable include amounts due from affiliates at December 31, 1997 and 1998 of $6.0 million and $4.7 million, respectively.

NOTE 12--COMMITMENTS AND CONTINGENCIES

     Promus is liable under certain lease agreements pursuant to which it has assigned the direct obligation to third party interests. Additionally, Promus manages certain hotels for others under agreements that provide for payments or loans to the hotel owners if stipulated levels of financial performance are not maintained. The Company has also provided guarantees for certain loans and leases related to joint venture investments. Management believes the likelihood is remote that material payments will be required under these agreements. Promus' estimated maximum exposure under such agreements is approximately $41.0 million over the next 30 years. Promus also has construction commitments pursuant to development agreements, other than those specifically discussed below, of approximately $12.0 million.

FelCor Agreements

     On May 1, 1998, Promus announced an agreement with FelCor under which Promus will manage five Embassy Suites hotels and one Doubletree hotel that were purchased by FelCor. These hotels, all of which were previously franchised properties, will operate under 20-year license agreements and 10- year management contracts. Under the terms of this agreement, Promus has guaranteed payment of 12.5% of the first year's rent to the lessee.

     In connection with its FelCor agreements, Promus has guaranteed repayment of a third party loan to FelCor of up to $25.0 million. During 1997, Promus announced the formation of a new strategic alliance with FelCor, under which Promus committed to construct at least five Embassy Suites hotel properties. Upon completion of these developments, FelCor will purchase a 90% interest in the properties. As part of this new alliance, Promus sold two company owned Embassy Suites hotels to FelCor in 1997 for approximately $46.7 million. Promus will receive 20-year license agreements and 15-year management contracts for all hotels developed pursuant to this agreement. In 1997, FelCor also purchased two Embassy Suites hotels from a joint venture in which Promus owned a 50% interest.

     FelCor owns or has an interest in 76 Promus hotels as of December 31, 1998, which represents 5.7% and 9.4% of all Promus brand hotels and hotel rooms, respectively. These hotels contributed approximately 16% of the Company's franchise and management fee revenue for 1998. Of these 76 hotels, the Company owns a 50% interest in 12 hotels.

Promus Acceptance Corp.

     Promus Acceptance Corp. (ProMAC), a third party lending entity, provides first mortgage financing to Promus franchisees for newly constructed Hampton Inn, Hampton Inn & Suites, Homewood Suites and Embassy Suites hotels. ProMAC will be able to issue up to an aggregate of $152.5 million in commercial paper backed by a liquidity facility from participating financial institutions. The terms generally provide for favorably priced floating and fixed rate loans ranging from $3.0 million to $12.0 million with six-year terms and 20-year amortization schedules. Promus has provided a guarantee up to $36.0 million and can increase the guarantee to $45.8 million on loans outstanding under the program, and has also provided a $1.0 million working capital guarantee to ProMAC. Additionally, Promus has provided a $2.0 million start-up loan to ProMAC, which earns interest at Prime and matures in April 2005.

Candlewood

     A subsidiary of the Company has committed to provide credit support for a loan facility utilized by Candlewood to provide construction and permanent financing to Candlewood and its franchisees on terms that, in most cases, are more attractive than those which could otherwise be obtained. The Company's maximum exposure on any individual loan will range from $0.9 million to $1.9 million per hotel, with the aggregate amount of exposure for all such credit support capped at $30.0 million. As of December 31, 1998, the Company has guaranteed $12.0 million in such financing.

Litigation

     The Company is party to various inquiries, administrative proceedings and litigation relating to contracts, sales of property and other matters arising in the normal course of business. While any proceeding or litigation has an element of uncertainty and could have a material impact on quarterly or annual results of operations, management believes that the final outcome of these matters will not have a material impact on Promus' consolidated financial position.

Self-Insurance Reserves

     Promus self-insures various levels of general liability, workers' compensation and employee medical coverage. All self-insurance reserves include accruals of estimated settlements for known claims, as well as accruals of actuarial estimates of incurred but not reported claims. These estimates are based on historical information along with certain assumptions about future events. Though changes in assumptions for such things as medical costs and legal expenses, as well as changes in actual experience, could cause these estimates to change significantly in the near term, the Company maintains stop-loss insurance to minimize the effect of large claims on its financial results.

NOTE 13--EMPLOYEE BENEFIT PLANS

Retirement Savings Plans

     Promus and its subsidiaries maintain three defined contribution savings and retirement plans. Employees who are over 21 years of age and have completed one year of service are eligible to participate in the plans. Depending on the plan, participating employees may elect to make pre-tax and after-tax contributions of up to 16% of their eligible earnings and the Company matches employee contributions up to 6% of an employee's eligible compensation. Amounts contributed to the plans are invested in one or more investment funds, at the participant's option.

     The Company also has two nonqualified supplemental employee retirement plans (SERP). One SERP was designed to supplement key employees whose benefits would otherwise be reduced or lost due to the statutory limits of 401(k) plans. This plan is fully funded. The second plan was designed to supplement retirement income for certain executive officers of the Company. The liability under this plan at December 31, 1998 was $4.1 million.

     The aggregate expense to the Company under all retirement savings plans amounted to $2.0 million, $4.5 million and $3.1 million for the years ended December 31, 1996, 1997 and 1998, respectively.

Deferred Compensation Plans

     Promus has deferred compensation plans under which certain employees may defer a portion of their compensation. Amounts deposited into these plans are unsecured and earn interest at rates approved by the Human Resources Committee of the Board of Directors. In connection with the administration of the deferred compensation plans, company-owned life insurance policies have been purchased. As of December 31, 1997 and 1998, the total liability under these plans was $14.5 million and $18.5 million, respectively, and the related value of life insurance policies and other investments was $18.0 million and $19.4 million, respectively.

NOTE 14--STOCK OPTIONS

     The 1997 Equity Participation Plan (the Plan) is a new stock option plan, approved in conjunction with the Merger, in which options may be granted to key personnel to purchase shares of the Company's stock at a price not less than the current market price at the date of grant. The options vest annually and ratably over a four-year period from the date of grant and expire ten years after the grant date. An aggregate of 10,000,000 shares have been authorized for issuance. The Plan also provides for the issuance of stock appreciation rights, restricted stock or other awards.

     Additionally, both PHC and Doubletree had stock option plans prior to the Merger date. Concurrent with the Merger, options were issued by Promus to replace PHC options and Doubletree options which were outstanding under the prior plans. The replacement options were issued with identical remaining terms and conditions, except such options were immediately vested, in accordance with the terms of the prior plans.

     Promus applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in the consolidated statements of operations for these plans. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has estimated the fair value of each option grant using the Black-Scholes option- pricing model. Had compensation cost for awards under the Plan and each predecessor plan been determined based on the fair value at the grant dates, Promus' net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except earnings per share):


                                      1996          1997          1998
--------------------------------------------------------------------------
Net income
  As reported                     $ 90,658      $ 95,436     $ 154,088
  Pro forma                         85,184        86,544       135,205
Basic earnings per share
  As reported                     $   1.25      $   1.10     $    1.79
  Pro forma                           1.17          1.00          1.57
Diluted earnings per share
  As reported                     $   1.23      $   1.09     $    1.78
  Pro forma                           1.16          0.98          1.56
--------------------------------------------------------------------------

  A summary of Promus stock option transactions, from January 1, 1996 through December 31, 1998, are as follows:

                                       Options Outstanding
                                 -----------------------------
                                    Weighted                      Common
                                    Average                        Stock
                                    Exercise                      Available
                                     Price          Number        for Grant
------------------------------------------------------------------------------
Balance--January 1, 1996            $ 18.78        2,872,151      3,725,743
Granted                               34.27        2,333,230     (2,333,230)
Exercised                             13.83          (89,206)            --
Canceled                              22.91         (167,386)       167,386
------------------------------------------------------------------------------
Balance--December 31, 1996            26.03        4,948,789      1,559,899
Approval of new options                  --               --     11,200,000
Granted                               39.91        4,503,369     (4,503,369)
Exercised                             16.52         (410,851)            --
Canceled                              27.02         (160,334)    (1,769,530)
------------------------------------------------------------------------------
Balance--December 31, 1997            33.49        8,880,973      6,487,000
Approval of new options
Granted                               31.73        3,551,135     (3,551,135)
Exercised                             24.30       (1,331,550)            --
Canceled                              38.85         (461,308)       461,308
------------------------------------------------------------------------------
Balance--December 31, 1998          $ 34.12       10,639,250      3,397,173
------------------------------------------------------------------------------
Options exercisable at
  December 31,
  1997                              $ 29.44        5,367,973
  1998                                32.47        5,099,125
------------------------------------------------------------------------------

     The weighted average fair value of options granted by Promus based on the Black-Scholes option-pricing model for the options granted during 1996, 1997 and 1998 are $10.71, $19.47 and $16.02, respectively. Assumptions included risk-free interest rates ranging from 5.9% to 6.2%, expected lives of 3.0 years to 6.0 years, volatility factors of 30% to 46%, and no dividends.

  The following table summarizes information about options outstanding at December 31, 1998:

                                                   Options Outstanding                           Options Exercisable
                         ---------------------------------------------------------------  ---------------------------------------
                                                    Weighted Average                           Number
                            Number Outstanding         Remaining        Weighted Average   Exercisable at      Weighted Average
   Range of                  at December 31,          Contractual           Exercise         December 31,         Exercise
Exercise Prices                   1998                  Life                 Price              1998                Price
---------------------------------------------------------------------------------------------------------------------------------
$ 3.64 to $25.50                  852,755                5.15             $ 14.35              852,755             $ 14.35
$26.55 to $34.73                4,648,726                8.90               31.09            1,649,476               29.93
$34.75 to $39.69                3,441,388                8.88               39.54            1,081,013               39.25
$40.13 to $50.00                1,696,381                8.26               41.37            1,515,881               40.60
---------------------------------------------------------------------------------------------------------------------------------
                               10,639,250                8.49             $ 34.12            5,099,125             $ 32.47
---------------------------------------------------------------------------------------------------------------------------------

NOTE 15--INCOME TAXES

     Income tax expense attributable to income before extraordinary items consisted of the following (in thousands):

                             1996              1997            1998
-----------------------------------------------------------------------
Current
  Federal                 $ 40,535          $ 79,559       $  85,787
  State                      9,085            16,843          13,373
Deferred
  Federal                    8,612           (13,410)         15,582
  State                        894            (3,328)            839
-----------------------------------------------------------------------
                          $ 59,126          $ 79,664       $ 115,581
-----------------------------------------------------------------------

     The differences between the statutory federal income tax rate and the effective tax rate expressed as a percentage of income before income taxes and extraordinary items were as follows:



                                        1996              1997         1998
------------------------------------------------------------------------------
Income tax expense at federal
  statutory rate                        35.0%            35.0%         35.0%
Business combination expenses             --              6.6%          3.1%
State taxes, net of federal tax
  benefit                                4.0%             4.3%          3.3%
Goodwill and other permanent
  differences                            0.6%             2.2%          1.6%
Tax reserve reduction                   (1.7)%           (2.8)%          --%
Other                                    1.6%             0.2%         (0.1)%
-------------------------------------------------------------------------------
                                        39.5%            45.5%         42.9%
-------------------------------------------------------------------------------

     As a result of the acquisition of the common stock of Red Lion and Harrison, the allocation of the purchase price to the assets and liabilities for financial reporting purposes significantly exceeds the tax basis carried over from Red Lion and Harrison. Accordingly, the acquisitions created nondeductible goodwill and substantial temporary differences. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows (in thousands):


                                            1997                  1998
-----------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss
    carryforwards                       $    4,181            $    3,562
  Compensation                              22,280                25,627
  Deferred income                            3,102                 2,997
  Business combination expenses             11,287                12,592
  Reserves                                   7,137                 5,748
  Other                                      1,210                   531
  Valuation allowance                       (3,781)               (3,562)
-----------------------------------------------------------------------------
    Total deferred tax assets               45,416                47,495
-----------------------------------------------------------------------------
Deferred tax liabilities:
  Basis difference in other
    assets                                (167,637)             (168,567)
  Property and equipment                  (101,736)             (119,313)
  Investments                              (29,313)              (19,330)
  Franchise system fund
    prepayments                             (3,338)               (1,929)
-----------------------------------------------------------------------------
    Total deferred tax
      liabilities                         (302,024)             (309,139)
-----------------------------------------------------------------------------
Net deferred tax liability              $ (256,608)           $ (261,644)
-----------------------------------------------------------------------------

     The Company estimates that, more likely than not, it will not realize a portion of the benefits of its deferred tax assets. Accordingly, it has established a valuation allowance to reflect this uncertainty. The valuation allowance was established as a result of deferred tax assets created by previous business combinations in accordance with purchase accounting methodology and, to the extent the tax benefits to which this allowance relates are recognized, the reduction in the valuation allowance will be applied to reduce goodwill. During 1996, 1997 and 1998, $0.5 million, $1.6 million and $0.2 million was used and credited to goodwill, respectively.

     The Company's federal net operating loss carryforwards (NOLs) of $10.2 million expire as follows (in thousands):


Year of Expiration                Amount of Federal NOLs
------------------------------------------------------------
2005                                    $ 9,210
2008                                        968
------------------------------------------------------------

     Total NOLs for state income tax purposes are less than the amounts stated above due primarily to shorter carryforward periods.

Tax Sharing Agreement

     POC and Harrah's Entertainment, Inc. (Harrah's) are parties to a tax sharing agreement that defines each company's rights and obligations with respect to deficiencies and refunds of federal, state and other income or franchise taxes relating to POC's business for tax years ending on or before December 31, 1995, and with respect to certain tax attributes of POC after June 30, 1995. POC will reimburse Harrah's for the portion of subsequent tax liability redeterminations relating to Harrah's hotel operations.

NOTE 16--DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

 Other current assets consist of the following (in thousands):

                                               1997                 1998
----------------------------------------------------------------------------
Federal and state income tax
  receivables                               $ 17,361             $  7,502
Prepayments                                    9,507               12,686
Deferred tax assets                            8,251               14,854
Other                                          8,103                9,443
-----------------------------------------------------------------------------
                                            $ 43,222             $ 44,485
-----------------------------------------------------------------------------

     Accounts payable and accrued expenses consist of the following (in thousands):

                                               1997                 1998
----------------------------------------------------------------------------
Business combination accruals              $  65,789            $  37,690
Self-insurance reserves                       31,654               27,789
Accounts payable                              31,404               19,875
Accrued payroll and other
  compensation                                31,275               29,692
Operating leases payable                      12,146               13,382
Refundable deposits and customer
  funds                                       10,845                5,663
Taxes payable, other than income
  taxes                                       10,495                7,887
Other                                         27,316               38,211
-----------------------------------------------------------------------------
                                           $ 220,924            $ 180,189
-----------------------------------------------------------------------------

NOTE 17--SUPPLEMENTAL CASH FLOW INFORMATION

     Cash paid for interest, net of interest capitalized, amounted to $22.9 million, $56.2 million, and $50.9 million for the years ended December 31, 1996, 1997 and 1998, respectively. Cash paid for income taxes amounted to $62.0 million, $100.5 million and $78.1 million for the years ended December 31, 1996, 1997 and 1998, respectively.

NOTE 18--SUMMARIZED FINANCIAL INFORMATION

     Promus Hotels, Inc. (PHI) is a wholly-owned subsidiary of PHC and an entity through which a significant portion of the operations of Promus are conducted. Among other things, PHI holds the franchise license for many of the Company's franchised hotels. Summarized financial information for PHI, prepared on the same basis as Promus, as of and for the years ended December 31, is as follows (in thousands):

                                       1996           1997           1998
------------------------------------------------------------------------------
ASSETS
Current assets                                     $  43,695      $  36,737
Property and equipment, net                          336,553        426,406
Other assets                                         329,728        409,404
------------------------------------------------------------------------------
                                                   $ 709,976      $ 872,547
------------------------------------------------------------------------------
LIABILITIES
Current liabilities                                $  73,522      $  86,412
Notes payable                                        218,581        242,883
Other long-term obligations                           91,524        118,466
------------------------------------------------------------------------------
                                                     383,627        447,761
------------------------------------------------------------------------------
  Net assets                                       $ 326,349      $ 424,786
------------------------------------------------------------------------------
Revenues                            $ 266,625      $ 289,905      $ 315,637
------------------------------------------------------------------------------
Operating income                    $ 129,496      $ 104,079      $ 166,491
------------------------------------------------------------------------------
Net income                          $  65,124      $  73,698      $  93,196
------------------------------------------------------------------------------

NOTE 19--SEGMENT REPORTING

     On January 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Under SFAS No. 131, the Company has one operating segment, lodging, which is managed as one business unit. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The Company does not record taxes at the segment level.

     The following table presents the revenues, operating profit and assets of the Company's reportable segment for the years ended December 31, (in thousands):


                                  1996             1997             1998
------------------------------------------------------------------------------
Revenues
  Lodging                    $   544,553      $ 1,016,511      $ 1,074,541
  Other (a)                       15,660           21,500           32,748
------------------------------------------------------------------------------
                                 560,213        1,038,011        1,107,289
------------------------------------------------------------------------------
Operating profit (b)
  Lodging                    $   219,731      $   365,609      $   389,982
  Other                            8,263           12,542           21,887
------------------------------------------------------------------------------
                                 227,994          378,151          411,869
------------------------------------------------------------------------------
Depreciation and
  amortization
  Lodging                    $    31,180      $    61,217      $    67,960
  Corporate                        5,096           11,910           11,294
------------------------------------------------------------------------------
                                  36,276           73,127           79,254
------------------------------------------------------------------------------
Segment assets
  Lodging                    $ 1,939,091      $ 1,707,362      $ 1,856,700
  Other                            9,731           34,330           45,646
  Corporate                      414,092          637,353          571,655
------------------------------------------------------------------------------
                               2,362,914        2,379,045        2,474,001
------------------------------------------------------------------------------
Capital expenditures (c)
  Lodging                    $    41,389      $   139,258      $   143,327
  Other                               --               --               --
  Corporate                       18,888           16,730            9,965
------------------------------------------------------------------------------
                                  60,277          155,988          153,292
------------------------------------------------------------------------------


(a) Other revenues are derived from Promus Vacation Resorts and Promus' purchasing subsidiary.

(b) Operating profit excludes corporate and business combination expenses, interest and gain on sale of real estate and securities.

(c) Capital expenditures do not include the purchases of Red Lion in 1996 or Harrison in 1998.

     The Company does not record gains on the sales of real estate and securities, interest and dividend income, or interest expense at the segment level; therefore, segment assets do not include investments or notes receivable.

NOTE 20--QUARTERLY RESULTS OF OPERATIONS

                                                    (Unaudited)
                                ------------------------------------------------
(In thousands, except per           First      Second       Third      Fourth
share amounts)                     Quarter     Quarter     Quarter     Quarter
--------------------------------------------------------------------------------
1998
Revenues                          $ 254,543   $ 290,727   $ 296,227   $ 265,792
Operating income                     69,903      94,430      89,774      49,268
Net income                           36,016      52,189      51,829      14,054
Basic earnings per share (a)      $    0.42   $    0.60   $    0.60   $    0.17
Basic weighted average shares
  outstanding                        86,415      87,202      86,552      84,882
Diluted earnings per share (a)    $    0.41   $    0.59   $    0.60   $    0.16
Diluted weighted average shares
  outstanding                        87,639      88,137      86,999      85,214
--------------------------------------------------------------------------------
1997
Revenues                          $ 259,486   $ 260,065   $ 274,715   $ 243,745
Operating income (loss)              74,821      70,121      89,358     (50,398)
Net income (loss)                    38,902      47,376      56,257     (47,099)
Basic earnings (loss) per
  share (a)                       $    0.45   $    0.55   $    0.65   $   (0.55)
Basic weighted average shares
  outstanding                        87,097      86,916      86,206      86,050
Diluted earnings (loss) per
  share (a)                       $    0.44   $    0.54   $    0.64   $   (0.54)
Diluted weighted average shares
  outstanding                        88,420      88,225      87,939      87,620
--------------------------------------------------------------------------------
1996
Revenues                          $ 113,787   $ 129,994   $ 138,921   $ 177,511
Operating income                     33,768      42,388      48,201      40,999
Net income                           17,627      25,685      27,712      19,634
Basic earnings per share (a)      $    0.25   $    0.37   $    0.39   $    0.25
Basic weighted average shares
  outstanding                        69,581      70,087      70,588      80,086
Diluted earnings per share (a)    $    0.25   $    0.36   $    0.39   $    0.24
Diluted weighted average shares
  outstanding                        70,293      70,982      71,713      81,412
--------------------------------------------------------------------------------


(a) The sum of the quarterly per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter while the full year is based on the annual weighted average shares outstanding.

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

     Promus is responsible for preparing the financial statements and related information appearing in this report. Management believes that the financial statements present fairly its financial position, results of operations and cash flows in conformity with generally accepted accounting principles. In preparing its financial statements, Promus is required to include amounts based on estimates and judgments which it believes are reasonable under the circumstances.

     Promus maintains accounting and other control systems designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. Compliance with these systems and controls is reviewed through a program of audits by an internal auditing staff. Limitations exist in any internal control system, recognizing that the system's cost should not exceed the benefits derived.

     The Board of Directors pursues its responsibility for Promus' financial statements through its Audit Committee, which is composed solely of directors who are not officers or employees of Promus. The Audit Committee meets from time to time with the independent public accountants, management and the internal auditors. Promus' internal auditors report directly to, and the independent public accountants have access to, the Audit Committee, with and without the presence of management representatives.


/s/ Norman P. Blake, Jr.
Norman P. Blake, Jr.
Chairman of the Board, President & Chief Executive Officer


/s/ Dan L. Hale
Dan L. Hale
Executive Vice President & Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Promus Hotel Corporation:

     We have audited the accompanying consolidated balance sheets of Promus Hotel Corporation (a Delaware corporation) and subsidiaries (Promus) as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years ended December 31, 1998. These financial statements are the responsibility of Promus' management. Our responsibility is to express an opinion on these financial statements based on our audits. These financial statements include the financial position and results of operations of Doubletree Corporation (Doubletree), pursuant to a merger of Doubletree and Promus effective December 19, 1997. As discussed in Note 1, this merger was accounted for as a pooling-of-interests, and the financial position and results of operations for Promus and Doubletree have been combined for the years ended December 31, 1997 and 1996. We have not audited the financial statements of Doubletree for the year ended December 31, 1996. Those statements were audited by other auditors whose report, dated March 17, 1997, was furnished to us and our opinion, insofar as it relates to amounts included for Doubletree, is based solely upon the report of the other auditors. The financial statements of Doubletree for the year ended December 31, 1996, audited by other auditors, represent 52 percent of total consolidated revenues for the year ended December 31, 1996.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Promus Hotel Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/ ARTHUR ANDERSEN LLP
Memphis, Tennessee,
February 12, 1999.